Exhibit 99.1

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                                                               [LOGO] beachcroft
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               DATED              29 February             2008
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                        (1) ZARLINK SEMICONDUCTOR LIMITED

                         (2) MHS ELECTRONICS UK LIMITED

                                       and

                          (3) ZARLINK SEMICONDUCTOR INC

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                   AGREEMENT FOR THE SALE AND PURCHASE OF THE
                         SWINDON ANALOG FOUNDRY BUSINESS
                            OF ZARLINK SEMICONDUCTOR

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Table of contents
Clause heading and number                                            Page number

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1.    INTERPRETATION...........................................................1


2.    SALE AND PURCHASE........................................................8


3.    CONSIDERATION AND ASSUMED LIABILITIES....................................9


4.    GUARANTEE AND INDEMNITY..................................................9


5.    VALUE ADDED TAX.........................................................10


6.    WARRANTIES..............................................................11


7.    PURCHASER'S AND GUARANTOR'S WARRANTIES..................................13


8.    COVENANTS...............................................................14


9.    COMPLETION..............................................................16


10.      THE DEBTS AND THE CREDITORS..........................................17


11.      ACCRUALS, PREPAYMENTS AND APPORTIONMENTS.............................17


12.      LIABILITIES AND CONTRACTS............................................18


13.      EMPLOYEES............................................................19


14.      ENVIRONMENT..........................................................21


15.      FLOOD DAMAGE INSURANCE CLAIM.........................................22


16.      INFORMATION, ACCESS AND FUTURE ENQUIRIES.............................22


17.      ANNOUNCEMENTS........................................................23


18.      COSTS................................................................23


19.      NOTICES..............................................................23


20.      GENERAL..............................................................23


SCHEDULE 1....................................................................25

THE PROPERTY..................................................................25
CONDITIONS OF SALE............................................................25

SCHEDULE 2....................................................................29

PLANT AND EQUIPMENT...........................................................29

SCHEDULE 3....................................................................43

BUSINESS AND LICENSED IN INTELLECTUAL PROPERTY................................43

SCHEDULE 4....................................................................44

CONTRACTS AND RETAINED SOFTWARE LICENCES......................................44

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Table of contents                                                       Page (2)


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SCHEDULE 5....................................................................45

THE EXCLUDED ASSETS...........................................................45

SCHEDULE 6....................................................................46

THE EMPLOYEES.................................................................46

SCHEDULE 7....................................................................47

THE WARRANTIES................................................................47

SCHEDULE 8....................................................................55

ENVIRONMENTAL INDEMNITY.......................................................55

SCHEDULE 9....................................................................60

MOTOR VEHICLES................................................................60
LEASING AGREEMENTS............................................................61

SIGNATURE PAGE................................................................62


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Zarlink Semiconductor Limited                                     Beachcroft LLP

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THIS AGREEMENT is made the 29 day of February 2008

BETWEEN:

(1)   ZARLINK   SEMICONDUCTOR   LIMITED   (registered   number  00705031)  whose
      registered office is at Cheney Manor, Swindon, Wiltshire, SN2 2QW (the "Vendor");

(2) ZARLINK SEMICONDUCTOR INC. whose principal office is at 400 March Road, Ottowa, Ontario, Canada, K2K 3HA (the "Zarlink Guarantor"); and

(3) MHS ELECTRONICS UK LIMITED (registered number 6500449) whose registered office is at The Great Barn, Chalford Park Barns, Oxford Road, Old Chalford, Oxfordshire, OX7 5QR (the "Purchaser").

OPERATIVE PROVISIONS

1.    INTERPRETATION

         1.1 In this Agreement unless the context otherwise requires the following words and expressions shall have the following meanings:

        "Accounting Date"               means 31 March 2007;

        "Act" means the Companies Act 1985 and shall include any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force;

        "Assumed Liabilities"           means:

                                        (a)  the Creditors;

                                        (b)  all obligations of the Vendor under
                                             the   Contracts   expressed  to  be
                                             assumed  by  the  Purchaser   under
                                             Clause 12;

                                        (c)  all     actual    or     contingent
                                             liabilities   of  the   Vendor   in
                                             relation  to  Environmental  Damage
                                             with respect to the  Property  that
                                             cannot   be    recovered   by   the
                                             Purchaser  against the Vendor under
                                             Schedule  8 or  pursuant  to any of
                                             the Warranties; and

                                        (d)  all  other  actual  or   contingent
                                             liabilities  or  obligations of the
                                             Vendor  arising in the ordinary and
                                             usual  course  of  carrying  on the
                                             Business prior to Completion  which
                                             are Disclosed,

                                        but excluding the Excluded Liabilities;

        "Business"                      means the analog foundry services
                                        business carried on by the Vendor at the Property on the Transfer Date;

        "Business Assets"               means:

                                        (a)  the Goodwill;

                                        (b)  the Business Intellectual Property;

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Agreement                                                                Page 1


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Zarlink Semiconductor Limited                                     Beachcroft LLP

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                                        (c)  the Business Know How;

                                        (d)  the benefit of the Contracts;

                                        (e)  the Plant and Equipment;

                                        (f)  the Property;

                                        (g)  the Records;

                                        (h)  the Stock;

                                        (i)  all (if any) of the  other  assets,
                                             property  or rights  of the  Vendor
                                             exclusively    relating    to    or
                                             exclusively   connected   with,  or
                                             belonging  to or  exclusively  used
                                             in, the  Business and which are not
                                             otherwise    described    in   this
                                             Agreement   but   not  any  of  the
                                             Excluded Assets;

                                        (j)  all of the Vendor's  rights against
                                             third  parties,   including  rights
                                             under any  warranties,  conditions,
                                             guarantees or  indemnities or under
                                             the Sale of Goods Act 1979 relating
                                             exclusively  to the Business or any
                                             of the Business  Assets but not the
                                             Excluded Assets; and

                                        (k)  the benefit of all sums  payable to
                                             the  Vendor or any other  member of
                                             the   Vendor's   Group   under  any
                                             insurance  policy  relating  to the
                                             Business,   any  of  the   Business
                                             Assets or the  Employees  (save for
                                             any  insurance  in  relation to the
                                             Insured Event referred to in Clause
                                             15)  but  only to the  extent  that
                                             such   insurance   provides   cover
                                             against   liabilities   which   are
                                             Assumed  Liabilities  and  provided
                                             that conferring the benefit of such
                                             policies   will   not   be  to  the
                                             detriment of the Vendor in relation
                                             to insurance  cover with respect to
                                             risks  affecting  its own  business
                                             (current or historic).

        "Business Day"                  means any day (other  than  Saturday  or
                                        Sunday) in which Clearing Banks are open
                                        for   a   full    range    of    banking
                                        transactions;

        "Business Intellectual
        Property"                       means all  Intellectual  Property Rights
                                        owned by the Vendor set out in Part 1 of
                                        Schedule  3  and  the   patents   listed
                                        therein owned by the Zarlink Guarantor excluding, for the avoidance of doubt, any Intellectual Property Rights in the process technologies and licensed in patents set out in Part 2 of Schedule 3 and any Products Rights;

        "Business Know  How"            means that Know How in the possession of
                                        the Vendor or any Employee as at the Transfer Date which relates exclusively to the Business Intellectual Property;

        "Carpark Licence"               means the  licence to occupy part of the
                                        carpark   adjacent   to   the   Retained
                                        Property to be granted by the Vendor in favour of the Purchaser in the agreed form on Completion;

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Agreement                                                                Page 2


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Zarlink Semiconductor Limited                                     Beachcroft LLP

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        "Clearing  Bank"                means a bank  which is a member of CHAPS
                                        Clearing Company Limited;

        "Completion"                    means   completion   of  the   sale  and
                                        purchase in accordance with Clause 9;

        "Contracts"                     means  the  contracts  relating  to  the
                                        Business brief particulars of which are set out in Part 1 of Schedule 4 together with the Leasing Agreements;

        "Contractual Arrangement"       means  any  agreement,   arrangement  or
                                        understanding whether legally binding or not;

        "Creditors"                     means  all   creditors   of  the  Vendor
                                        arising   from  the   operation  of  the
                                        Business   with   respect  to  goods  or
                                        services ordered by the Vendor in the ordinary course of business prior to the Transfer Date but which remain to be supplied or performed in whole at the Transfer Date but excluding the Retained
                                        Creditors;

        "Debts" means the aggregate amount owing (inclusive of any applicable VAT) to the Vendor at the Transfer Date in respect of products and services supplied by the Vendor in the course of carrying on the Business prior to the Transfer Date which have been invoiced to the relevant customer;

        "Deeds of Charge"               means the Foundry  Charge and the Office
                                        Charge;

        "Disclosed"                     means fairly  disclosed with  sufficient
                                        explanation to identify the nature and scope of the matter disclosed in the Disclosure Letter or as expressly deemed to be disclosed under the terms of the Disclosure Letter;

        "Disclosure Letter"             means the letter having the same date as
                                        this Agreement from the Vendor to the Purchaser qualifying the Warranties;

        "Employees"                     means  the   employees   of  the  Vendor
                                        employed  in the  Business  as listed in
                                        Schedule 6;

        "EHS Laws"                      means any Official Requirements relating
                                        to the protection of the Environment or the control or prevention or remedying of Environmental Damage or the control of Hazardous Substances;

        "Encumbrance"                   any    mortgage,    charge   (fixed   or
                                        floating),  pledge, lien, hypothecation,
                                        guarantee,  trust,  right of  set-off or
                                        other  third  party  right  or  interest
                                        (legal  or   equitable)   including  any
                                        assignment    by   way   of    security,
                                        reservation  of title or other  security
                                        interest of any kind,  howsoever created
                                        or arising,  or any other  agreement  or
                                        arrangement   (including   a  sale   and
                                        repurchase   agreement)  having  similar
                                        effect;

        "Environment"                   means the  environment as defined in the
                                        Environmental   Protection   Act   1990,
                                        s.1(2) and includes any or all of the following media: air, water and land and the medium of air includes the air within buildings and the air within other

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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                                        natural or man-made  structures above or
                                        below ground and the medium of water includes ground water and acquifiers;

      "Environmental Damage"            means  any   pollution,   contamination,
                                        degradation, damage or injury caused by,
                                        relating  to  or  arising   from  or  in
                                        connection     with    the     presence,
                                        generation,  use, handling,  processing,
                                        treatment,   storage,    transportation,
                                        disposal  or  release  of any  Hazardous
                                        Substance;

      "Excluded Assets"                 means the assets listed in Schedule 5;

      "Excluded Liabilities"            means  any  and  all   liabilities   and
                                        obligations   (whether   contingent   or
                                        otherwise)   in  respect   of   National
                                        Insurance,  PAYE,  VAT or other Taxation
                                        attributable to the Vendor in respect of
                                        the Business, the Business Assets or the
                                        Employees  relating to the period ending
                                        on  the  Transfer  Date,  any  liability
                                        whether  actual  or  contingent  arising
                                        from  any  antecedent  breaches  of  the
                                        Contracts  by the  Vendor  prior  to the
                                        Transfer Date,  the Retained  Creditors,
                                        all bank and other  overdrafts and loans
                                        owing  by  the   Vendor  and  all  other
                                        liabilities   and   obligations  of  the
                                        Vendor not expressed to be assumed by the Purchaser under the terms of this Agreement;

      "Fixed Assets"                    means  all  of  the   fixed   plant  and
                                        machinery,      furniture,     utensils,
                                        templates, tooling, implements, chattels and equipment used or intended for use in connection with the Business attached or fixed to the Property as at the Transfer Date;

      "Foundry Charge"                  means the legal  charge with  respect to
                                        that part of the Property on which the foundry is located (as more particularly described in that charge) granted by the Purchaser to the Vendor in the agreed form on Completion;

      "Foundry Site"                    that part of the  Property  on which the
                                        foundry is located (as more particularly described in the Foundry Charge and defined as the "Property" therein);

      "Goodwill"                        means the  goodwill and  undertaking  of
                                        the Vendor in relation  to the  Business
                                        together with the exclusive right of the
                                        Purchaser   to   represent   itself   as
                                        carrying on the Business in succession to the Vendor;

      "Hazardous Substances"            means any solid,  liquid, gas, noise and
                                        any  other   substance  or  thing  which
                                        causes  or may cause  harm  (alone or in
                                        combination with any other substance) to
                                        the Environment or any structure,  thing
                                        or   living    organism    within    the
                                        Environment   including   any  substance
                                        regulated under any EHS Law; and

      "Holding Company"                 means a holding  company  as  defined in
                                        sections 736 and 736A of the Act;

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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      "Intellectual Property            means   all   patents,    trade   marks,
      Rights"                           copyright,   moral  rights,   rights  to
                                        prevent  passing-off,  rights  in design
                                        and   all   other    intellectual    and
                                        industrial property rights, in each case
                                        whether  registered or unregistered  and
                                        including   applications  or  rights  to
                                        apply  for  them and  together  with all
                                        extensions  and renewals of them and, in
                                        each and every case, all rights or forms
                                        of  protection   having   equivalent  or
                                        similar effect anywhere in the world;

      "IP Licence  Back"                means the  licence  to use the  Business
                                        Intellectual     Property     and    all
                                        Intellectual   Property  Rights  in  any
                                        improvements  and/or  developments  from
                                        time   to    time   of   the    Business
                                        Intellectual Property to be granted by the Purchaser to the Vendor in the agreed form on Completion;

      "IP Licence In"                   means the licence to use the Licensed In
                                        Intellectual Property to be granted by the Vendor and the Zarlink Guarantor to the Purchaser in the agreed form on Completion;

      "IT Hardware"                     all computer hardware (including network
                                        and  telecommunications   equipment  and
                                        associated user manuals) owned and used exclusively in the Business as at the Transfer Date;

      "Know How"                        means   all    information,    concepts,
                                        documents, knowledge, techniques, lists, information relating to research and development and other know how (whether or not confidential and in whatever form held);

      "Lease to Occupy"                 means the  lease to  occupy  part of the
                                        Property to be granted by the Purchaser in favour of the Vendor in the agreed form on Completion;

      "Leasing Agreements"              all  those  contracts,   engagements  or
                                        orders  entered  into on or  before  the
                                        Transfer   Date  in   relation   to  the
                                        leasing, lease purchase or hire of the Motor Vehicles which at the Transfer
                                        Date remain to be performed in whole or in part, which have been entered into by or for the benefit of the Vendor being those contracts described in Part 2 of
                                        Schedule 9;

      "Licensed In Intellectual         means all  Intellectual  Property Rights
                                        owned by or  licensed  to the  Vendor or
                                        any member of the Vendor's  Group in the
                                        process   technologies,    licensed   in
                                        patents  and   sub-licensed  in  patents
                                        particulars of which are set out in Part
                                        2 of Schedule 3 and the patents owned by the Zarlink Guarantor referred to in that section;

      "Management Accounts"             means the unaudited balance sheet of the
                                        Business as at, and the unaudited profit
                                        and loss account of the Business for the
                                        seven   month   period   ended  on,  the
                                        Management Accounts Date, the notes to, and all other documents or statements annexed to or incorporated in, those accounts;

      "Management Accounts Date"        means 31 December 2007;

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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      "Motor Vehicles"                  means the motor vehicles  listed in part
                                        1 of Schedule 9;

      "Moveable Assets"                 the  loose  plant   including   moveable
                                        plant,    machinery    and    equipment,
                                        fittings,   desktop   computers,   spare
                                        parts, tooling, and the Office Equipment used or intended for use in connection with the Business;

      "Office Charge"                   means the legal  charge with  respect to
                                        that part of the Property on which the office building is located (as more particularly described in that charge) granted by the Purchaser to the Vendor in the agreed form on Completion;

      "Office Equipment"                means  all loose or  severable  items of
                                        office   equipment  ,  store  equipment,
                                        furniture  and  furnishings  and  the IT
                                        Hardware and used or intended for use in connection with the Business;

      "Official Requirement"            means any law, statute, ordinance, pact,
                                        decree, treaty, code, rule, regulation, directive, order, notice or official published plan or policy with legal or actual force in any geographical area and/or for any class of persons;

      "Plant and Equipment"             means the Fixed  Assets and the Moveable
                                        Assets (but not any Excluded Assets);

      "Product Rights"                  means any and all Intellectual  Property
                                        Rights which relates to any masks or associated with any of the products produced by the Vendor prior to selling the Business, except for Intellectual
                                        Property Rights in process technologies described in Schedule 3;

      "Property"                        means the freehold property specified in
                                        Schedule 1 and each and every part of such property;

      "Purchaser's Solicitors"          means  White  & Black  Legal  LLP of The
                                        Great Barn,  Chalford Park Barns, Oxford
                                        Road, Old Chalford, Oxfordshire OX7 5QR;

      "Records"                         means all files,  records and  documents
                                        containing      information     relating
                                        exclusively   to   the   Business,   the
                                        Business  Assets  or the  Employees  (in
                                        whatever form stored),  other than those
                                        required by the Vendor for VAT  purposes
                                        and  those   relating  to  the  Excluded
                                        Assets and/or the Excluded Liabilities;

      "Regulations"                     means  the   Transfer  of   Undertakings
                                        (Protection of  Employment)  Regulations
                                        2006;

      "Retained Creditors"              means all amounts  payable to  creditors
                                        of the  Business  with  respect to goods
                                        delivered, and services supplied, to the
                                        Vendor   in  the   ordinary   course  of
                                        business prior to the Transfer Date;

      "Retained Property"               means  the  office  premises  at  Cheney
                                        Manor, Swindon Wiltshire SN2 2QW known as "Building 109";

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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      "Retained Software Licences"      means the  licences  listed in Part 2 of
                                        Schedule 4 to which  certain  members of
                                        the  Vendor's  Group  are  a  party  and
                                        pursuant   to  which   members   of  the
                                        Vendors'   Group  are  licensed  to  use
                                        certain  software  for the  purposes  of
                                        their  business  where such  software is
                                        also   required   for  the  purposes  of
                                        carrying on the Business as carried on prior to the Transfer Date;

      "Special Provisions Order"        means  the  Value  Added  Tax   (Special
                                        Provisions) Order 1995;

      "Stock" means the stock-in-trade of the Business at the Transfer Date (other than any finished goods or work in progress for Zarlink or Intel products) including goods or other assets purchased for resale, consumable stores, raw materials and components, work-in-progress, partly finished and finished goods (and including items supplied by a supplier subject to reservation of title);

      "Software"                        means  any  form  of  computer  program,
                                        including   applications   software  and
                                        operating   systems  and  in  each  case
                                        whether in source, object or machine code form;

      "Subsidiary"                      means  a   subsidiary   as   defined  in
                                        sections 736 and 736A of the Act;

      "Taxation"                        means   all   forms  of   taxation   and
                                        statutory, governmental, state, federal,
                                        provincial,    local,    government   or
                                        municipal  charges,   duties,   imposts,
                                        contributions,  levies,  withholdings or
                                        liabilities   wherever   chargeable  and
                                        whether   of  the   UK  or   any   other
                                        jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relating thereto;

      "Transfer Date"                   means  the  close  of   business  on  28
                                        February, 2008;

      "Transaction Documents"           means this Agreement,  the  Transitional
                                        Services  Agreement,  the  Wafer  Supply
                                        Agreement,  the IP Licence Back,  the IP
                                        Licence  In,  the Lease to  Occupy,  the
                                        Deeds of Charge and the Carpark Licence;

      "Transitional Services            means    the    transitional    services
      Agreement"                        agreement  (TSA) to be  entered  into on
                                        Completion in the agreed form between the Vendor and the Purchaser;

      "US Employee"                     means Rick Sepko;

      "Vendor's Group"                  means the Vendor and any  company  which
                                        at  the  relevant   time  is  a  holding
                                        company of the Vendor or a subsidiary of
                                        the  Vendor  or  of  any  such   holding
                                        company;

      "Vendor's Scheme"                 means    the     stakeholder     defined
                                        contribution pension scheme known as the
                                        "Zarlink  Defined  Contribution  Pension
                                        Scheme",   which  is  registered   under
                                        Chapter 2 of Part 4 of the  Finance  Act
                                        2004;

      "Vendor's Solicitors"             means  Beachcroft  LLP of 10-22 Victoria
                                        Street, Bristol, BS99 7UD;

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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      "VAT"                             means value added tax;

      "VATA"                            means the Value Added Tax Act 1994;

      "Wafer Supply Agreement" means the agreement to be entered into on Completion in the agreed form between the Vendor and the Purchaser in relation to the supply of goods and services from the Business to the Vendor following Completion; and

      "Warranties"                      means the warranties set out or referred
                                        to in Clause 6 and Schedule 7.

      1.2 references to any statute, statutory provision or subordinate legislation is a reference to it as it is in force as at the Transfer Date taking account of any amendment or re-enactment and includes any statute, statutory provision or subordinate legislation which it amends or re-enacts and subordinate legislation for the time being in force made under it;

      1.3 references to persons will be construed so as to include bodies corporate, unincorporated associations and partnerships;

      1.4 references to a document being "in the agreed terms" will be construed as references to that document in the form agreed and initialled by or on behalf of the parties;

      1.5 the words "include", "including" and "included" will be construed without limitation unless inconsistent with the context;

      1.6 references to Clauses and Schedules are to the clauses of and schedules to this Agreement, and references to paragraphs are to paragraphs in the Schedule in which such references appear;

      1.7 the Schedules form part of this Agreement and will have the same effect as if in the body of this Agreement; and

      1.8 the headings to the Clauses and paragraphs will not affect its construction.

2.    SALE AND PURCHASE

      2.1 The Vendor will sell or procure the sale with full title guarantee and free from all Encumbrances (unless otherwise specified in this Agreement or Disclosed) and the Purchaser will buy as at the Transfer Date the Business as a going concern together with the Business Assets.

      2.2 If any of the Stock is subject to any reservation of title in favour of any third party the Vendor will not be deemed to sell such Stock with full title guarantee and the Vendor's right to possess, deal in and perfect the title to such Stock will pass to the Purchaser to the greatest extent to which the Vendor is able to pass them on and from Completion.

      2.3 There are excluded from the sale and purchase under this Agreement the Excluded Assets.

      2.4 The Purchaser will not be obliged to complete the purchase of any of the Business Assets unless the purchase of all the Business Assets is completed in accordance with this Agreement.

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      2.5   The Property shall be sold to the Purchaser in accordance  with this
            Clause 2 and Part 2 of Schedule 1.

      2.6 The Vendor hereby assigns to the Purchaser with full title guarantee the Goodwill.

3.    CONSIDERATION AND ASSUMED LIABILITIES

      3.2 The consideration for the sale and purchase of the Business and the Business Assets and the payment by the Vendor to the Purchaser of the amount set out in Clause 9.3 shall be the:

            3.2.1 assumption by the Purchaser of the Assumed Liabilities; and

            3.2.2 payment by the  Purchaser to Vendor of the sum of  (pound)1.00 sterling, such sum to be paid to the Vendor in cash at Completion..

      3.3   The Purchaser shall:

            3.3.1 with effect from the Transfer Date, assume responsibility for, pay and perform, and indemnify and hold the Vendor harmless against the payment and performance of, the Assumed Liabilities;

            3.3.2 use all reasonable  endeavours to procure the  cancellation of those securities or guarantees given in respect of the Assumed Liabilities by any member of the Vendor's Group or which have been Disclosed; and

            3.3.3 pay,  satisfy or discharge  the Creditors and all other debts, liabilities and obligations incurred by the Purchaser in connection with the Business after Completion.

      3.3 Nothing in this Agreement shall pass to the Purchaser, or shall be construed as acceptance by the Purchaser of, any liability, debt or other obligation of the Vendor or the Business (whether accrued, absolute, contingent, known or unknown) for anything done or omitted to be done before Completion in the course of or in connection with the Business or the Business Assets (save to the extent that any such liability is included in the Assumed Liabilities) and the Vendor shall:

            3.3.1 indemnify  and hold the Purchaser  harmless on demand  against any and all obligations, liabilities and demands arising from the Excluded Liabilities; and

            3.3.2 perform any obligation  falling due for performance  under any
                  Contract which should have been performed before Completion.

      3.4 The Vendor shall as soon as reasonably practicable (and in any event not later than 14 days) following a demand reimburse the Purchaser for the manufacturing costs of any products required to be supplied to customers under warranty by the Purchaser following Completion in relation to defective products which were supplied in the course of carrying on the Business by the Vendor prior to Completion.

4.    GUARANTEE AND INDEMNITY

      4.1 In consideration of the Purchaser entering into the Transaction Documents, the Zarlink Guarantor unconditionally and irrevocably guarantees, as a primary obligation to the Vendor, the performance by the Vendor of all its obligations under the Transaction Documents.

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      4.2   If the Vendor defaults on the payment when due of any amount payable
            to  the  Purchaser   under  this   Agreement  or  arising  from  the
            termination of any Transaction Document(s), the Zarlink Guarantor shall immediately on demand by the Purchaser pay that amount to the Purchaser in the manner prescribed in the relevant agreement as if it were the Vendor.

      4.3 This guarantee is a continuing guarantee and shall extend to all the obligations of the Vendor under the Transaction Documents, regardless of any part performance. It shall not be affected by an act, omission, matter or thing which, but for this Clause 4.10 would reduce, release or prejudice any of the Zarlink Guarantor's obligations under these Clause 4.1 to 4.7 inclusive (without limitation and whether or not known to it or the Purchaser).

      4.4 If the Vendor does not perform any of its obligations under the Transaction Documents as a result of insolvency or any similar event, the liability of the Vendor and Zarlink Guarantor shall continue as if the non-performance had not occurred and the Purchaser shall be entitled to recover for the damages caused by that non-performance. The Zarlink Guarantor waives any right it may have of first requiring the Purchaser (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim performance from any person before claiming from the Zarlink Guarantor under these Clauses 4.1 to 4.7 inclusive.

      4.5 Until the Vendor has fully performed all its obligations under or in connection with the Transaction Documents and unless the Purchaser otherwise directs in writing, the Zarlink Guarantor shall not exercise any rights which it may have by reason of performance by it of its obligations under these Clause 4.1 to 4.7.

      4.6 The obligations of the Zarlink Guarantor shall be in addition to and independent of all other security which the Purchaser may at any time hold in respect of any of the obligations of the Vendor under the Transaction Documents.

      4.7 As an independent and primary obligation, without prejudice to Clause 4.1, the Zarlink Guarantor unconditionally and irrevocably agrees to indemnify and keep indemnified the Purchaser from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Purchaser and arising from failure of the Vendor to comply with any of its obligations, or discharge any of its liabilities, under the Transaction Documents or through any of the guaranteed obligations becoming unenforceable, invalid or illegal (on any grounds whether known to it or the Purchaser or not).

5.    VALUE ADDED TAX

      5.1   All amounts  expressed  in this  Agreement  as being  payable by the
            Purchaser  are   expressed   exclusive  of  any  VAT  which  may  be
            chargeable.

      5.2 The parties intend that section 49 VATA and Article 5 Special Provisions Order will apply to the transfer of the Business Assets and the Vendor and the Purchaser will each use its reasonable endeavours to secure that pursuant to the provisions referred to above the sale of the Business Assets is treated as neither a supply of goods nor as a supply of services for the purposes of VAT but as the transfer of a business as a going concern.

      5.3 Each of the Vendor and the Purchaser represents, warrants and undertakes to the other that it is duly and properly registered for the purposes of VAT.

      5.4 Following Completion, the Vendor will retain all the records relating to VAT referred to in section 49 VATA and undertakes to preserve such records for such periods as may

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            be required by law and to allow the  Purchaser and its agents access to, and to take copies of, such records on a reasonable notice during normal business hours.

      5.5 If HM Revenue & Customs notify the Vendor that they do not agree that any part of the sale pursuant to this Agreement falls within section 49 VATA and Article 5 Special Provisions Order, the Vendor will forthwith on receipt of such notification or on Completion (whichever is the later) issue to the Purchaser a valid VAT invoice in respect of the sale of the Business Assets (or the relevant part of them). The Purchaser will forthwith on receipt of such invoice pay to the Vendor the VAT charged.

6.    WARRANTIES

      6.1   The Vendor:

            6.1.1 warrants  that each of the  Warranties is true and accurate on the date of this Agreement, provided that the Purchaser will not be entitled to claim that any fact or combination of facts constitutes a breach of any of the Warranties to the extent Disclosed, and agrees that the Purchaser is entering into this Agreement in reliance on each of the Warranties;

            6.1.2 undertakes  that,  if any claim under this  Agreement  is made against the Vendor in connection with the sale of the Business or Business Assets to the Purchaser, the Vendor or the Zarlink Guarantor (as the case may be) will not make any claim and hereby waives any and all claims which it might otherwise have against any of the Employees on whom it may have relied before agreeing to any provision of this Agreement or the Disclosure Letter.

      6.2 In this Agreement, unless otherwise specified, where any Warranty refers to the knowledge, information, belief or awareness of the Vendor (or similar expression), the Vendor will be deemed to have the actual knowledge of each of Ian Cooper, John Gane, Mike LeGoff, Christopher Lindsey, Scott Milligan, Kevin Ball and James Ryan.

      6.3 Each of the Warranties is separate and, unless expressly provided to the contrary, is not limited by reference to any other Warranty or anything in this Agreement.

      6.4 In this Clause 6 and Clause 7 "Claim" means any claim which would (but for this Clause 6) be capable of being made against the Vendor for breach of the Warranties (other than the Warranties set out in paragraphs 2 and 4.1 of Schedule 7).

      6.5 Except to the extent that any Claim arises by reason of any fraud or dishonest, reckless or wilful misstatement or omission by or on behalf of the Vendor, the liability of the Vendor in respect of any Claim will be limited as follows:

            6.5.1 the aggregate liability of the Vendor in respect of all Claims will be limited to (euro)750,000;

            6.5.2 the  Vendor  will be under no  liability  to make any  payment unless its aggregate liability in respect of all Claims is in excess of (euro)75,000, in which event the Vendor will (subject to the other provisions of this Clause 6.5) be liable for the whole amount of such liability and not merely for the excess;

            6.5.3 the Vendor  shall have no liability  whatsoever  in respect of any Claim or Claims arising out to the same event or circumstance unless and until the loss thereby sustained with respect to that Claim shall exceed a total sum of
                  (euro)25,000, in which event the Vendor will (subject to the other provisions

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                  of this  Clause  6.5) be liable  for the whole  amount of such liability and not merely for the excess;

            6.5.4 for any Claims other than those  referred to in Clause  6.5.5, to claims notified in writing to the Vendor within a period of 18 months following the Transfer Date, provided that the liability of the Vendor for the Claim specified in such notice shall absolutely determine and cease unless the amount payable in respect of such claim has been agreed by the Vendor within 9 months of the date of such written notice or if legal or other proceedings have not been instituted in respect of such claim by the due service of process on the Vendor within the same time period; and

            6.5.5 for any Claims under the Warranties  relating to Taxation,  to claims notified in writing to the Vendor within a period of seven years following the Transfer Date.

      6.6 Any claim under Schedule 8 will be limited as set out below and in that Schedule.

      6.7 The Vendor will not be liable in respect of any Claim or a claim under Schedule 8 or any other indemnity contained in this Agreement if and to the extent that the loss occasioning it has been recovered from the Vendor pursuant to any other claim.

      6.8 Subject to Clause 6.11, where the Purchaser is entitled to recover from some other person any sum in respect of any matter which could give rise to a Claim or a claim under Schedule 8, the Purchaser will, upon the Vendor indemnifying and securing the Purchaser to the Purchaser's satisfaction against all costs or other liabilities, take all reasonable steps to recover that sum, and any sum recovered will reduce the amount of such Claim or a claim under Schedule 8 or any other indemnity contained in this Agreement (and, in the event of the recovery being delayed until after such claim has been satisfied by the Vendor, the sum recovered will, to the extent so satisfied, be repaid to the Vendor, after deduction of all reasonable costs and expenses of recovery). The Purchaser will not be required to take any action pursuant to this clause 6.8 which, in the Purchaser's reasonable opinion, is likely to harm in any material respect its or the Company's respective goodwill or commercial relationships with customers or suppliers.

      6.9 The Purchaser shall inform the Vendor in writing of any claim by any third party (a "Third Party Claim") which comes to the notice of the Purchaser whereby it appears that the Vendor is or is likely to become liable under any Claim within 14 days from the day on which such Third Party Claim comes to the notice of the Purchaser and:-

            6.9.1 the Purchaser shall take such action and give such information and assistance as the Vendor may reasonably request in writing to avoid, dispute, resist, mitigate, compromise or defend any Third Party Claim and to appeal against any judgment given in respect thereof; and

            6.9.2 on the written request of the Vendor,  the sole conduct of any legal proceedings of whatsoever nature arising out of any Third Party Claim ("Proceedings") shall be delegated to the Vendor. For this purpose, the Purchaser shall give or procure to be given to the Vendor all such assistance as the Vendor may reasonably require and shall appoint such solicitors and other professional advisers as the Vendor may nominate to act of behalf of the Purchaser in accordance with the Vendor's instructions.

      6.10 Where Proceedings are delegated to the Vendor in accordance with Clause 6.9.2:

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           6.10.1 the  Vendor  shall  keep the  Purchaser  fully  and  promptly informed of the Proceedings, shall consult the Purchaser on any matter which is or is likely to be material in relation to any Proceedings and shall take account of all reasonable requirements of the Purchaser in relation to such Proceedings;

           6.10.2 the  Vendor  shall  not  take  any  action   which,   in  the
                  Purchaser's reasonable opinion, is likely to harm in any material respect the Purchaser's or the Company's respective goodwill or commercial relationships with customers or suppliers; and

           6.10.3 the Vendor shall not make any settlement or compromise of the Third Party Claim which is the subject of Proceedings, nor agree to any matter in the conduct of such Proceedings which may affect the amount of the liability in connection with such Third Party Claim without the prior approval of the Purchaser, such approval not to be unreasonably withheld or delayed, and provided always that, in the event of the Purchaser refusing approval of any reasonable settlement or compromise, the Vendor shall have no liability in respect of any Claim arising therefrom in excess of the figure at which they could have settled or compromised the relevant Third Party Claim and the Purchaser shall be liable for any costs incurred since the proposed date of settlement or compromise.

      6.11 Where the Vendor takes over the conduct of any Proceedings pursuant to the provisions of Clause 6.8.2, the Vendor shall indemnify and secure the Purchaser to its reasonable satisfaction in respect of all costs, charges and expenses reasonably and properly incurred by the Purchaser as a consequence of any actions taken at the request of the Vendor pursuant to that Clause.

      6.12 The Vendor shall not be liable in relation to any Claim or a claim under Schedule 8 or any other indemnity contained in this Agreement to the extent that the losses with respect to that claim are recoverable by the Purchaser under any policy of insurance held by it at the time that the Purchaser becomes aware of the facts or circumstances giving rise to the claim in question.

      6.13 The Vendor shall not be liable for any Claim to the extent that it relates to any matter provided for in the Management Accounts to the extent of the relevant provision.

      6.14 Without prejudice to Clause 20.10, the Purchaser acknowledges and agrees that the Vendor makes no warranty as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of honestly expressed opinion provided to the Purchaser or the Guarantor or any other person acting on their behalf (howsoever provided) on or prior to the date of this Agreement or in the documents provided to the Purchaser or its advisers in the course of the Purchaser's due diligence exercise.

7.    PURCHASER'S AND GUARANTOR'S WARRANTIES

      7.1   The Purchaser warrants to the Vendor for itself only that:

            7.1.1 it is duly incorporated and validly existing under the laws of the jurisdiction in which it is incorporated and has been in continuous existence since its incorporation;

            7.1.2 it has the  requisite  power and  authority  to enter into and perform this Agreement and the other documents referred to herein to be entered into by it;

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            7.1.3 this  Agreement  constitutes,  and the  documents  referred to herein to be entered into by it will when executed by the other parties thereto constitute, binding obligations on it in accordance with their respective terms; and

            7.1.4 the  execution and delivery of, and the  performance  by it of its obligations under, this Agreement and the other documents referred to herein to which it is a party will not:

                        (a) result in a breach of any provision of its memorandum or articles of association or by-laws or equivalent constitutional documents;

                        (b) result in a breach of, or constitute a default under, any instrument to which it is bound;

                        (c) result in a breach of any order, judgement or decree of any court or governmental agency to which it is a party or by which it is bound; or

                        (d) require it to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority which has not been obtained or made at the date hereof.

            7.1.5 it is not actually  aware of any fact or  circumstance  on the
                  Transfer Date in relation to the Business or the Business Assets (such actual awareness being demonstrable by objective evidence) which is known to it to constitute the basis for making a Claim.

8.    COVENANTS

      8.1 In consideration for the Purchaser agreeing to buy the Business and the Business Assets, the Vendor covenants with the Purchaser that it will not and will procure that each member of the Vendor's Group will not, without the prior written consent of the Purchaser, in any capacity whether directly or indirectly and whether alone or in conjunction with, or on behalf of, any other person and whether as principal, shareholder, director, employee, agent, consultant, partner or otherwise:

            8.1.1 for a period of 18 months from  Completion  solicit or entice, endeavour to solicit or entice, or procure or facilitate the solicitation or enticement, away from the Business or employ any Employee employed in an executive, managerial, supervisory, technical or sales capacity, by, or who is or was a consultant to, the Vendor at Completion or at any time during the period of six months immediately before the date of Completion; or

            8.1.2 for  a  period  of  18  months  from  Completion  be  engaged, concerned or interested in the business of providing analog foundry services anywhere in the United Kingdom; or

            8.1.3 for a period of 18 months from  Completion,  solicit or entice away from the Business any supplier to the Business who has supplied goods and/or services to the Business at any time during the 12 months immediately preceding the date of Completion if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Business.

      8.2 The Purchaser covenants that it will not for a period of 12 months from Completion

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            solicit or entice,  or endeavour to solicit or entice away or employ any person (other than an Employee) employed in a managerial, supervisory, technical or sales capacity, by, or who is or was a consultant to, the Vendor at Completion or at any time during the period of six months immediately before the date of Completion, other than is allowed under this Agreement.

      8.3 The Purchaser undertakes to use its reasonable endeavours from Completion to remove the name "Zarlink" or any other trademarks, logos or trading styles or get up which is confusingly similar to that used by the Vendor or any member of the Vendor's Group (the "Vendor's Marks") from sales and marketing materials, packaging, finished goods, websites and other materials used in or produced by the Business or communications media through which it is conducted. Until such time as the Vendor's Marks are removed, the Vendor grants to the Purchaser a royalty-free, non-transferable, non-exclusive licence to expire on the first anniversary of Completion to use the Vendors' Marks exclusively in relation to the unavoidable uses within the Business as outlined above.

      8.4 Subject to Clause 8.3, the Purchaser and the Guarantor undertake that following Completion neither of them will use, in connection with the Business or any other business carried on by them or any subsidiary of either or them, any Vendor's Marks.

      8.5 The Vendor undertakes to the Purchaser that, in the event that the Purchaser requires working capital facilities to be made available to it by any reputable bank counterparty at any time after the date falling 90 days from the Transfer Date, it will agree to do or, so far as it is able, procure that there are done, all such reasonable acts, deeds and things and enter into all such documentation as is required for the bank to hold a first ranking charge over the Foundry Site as security for such facilities, ranking prior to the charge created under the Foundry Charge.

      8.6 The Vendor hereby agrees that it shall on the request of the Purchaser use all reasonable endeavours at the Purchaser's cost to procure the consent of Kestrel Court Management Workspace ("Kestrel") to sharing the benefit of the lease entered into between the Vendor and Kestrel (the "Kestrel Lease") to the Purchaser. Notwithstanding any other provision to the contrary in this Agreement the obligations placed on the Vendor under this Clause 8.6 shall continue in force after the date of this Agreement.

      8.7 Until such time as Kestrel has consented to the sharing arrangements outlined in 8.6 above, the Vendor shall permit the Purchaser to occupy the car park spaces free of charge.

      8.8 The Vendor hereby agrees to use all reasonable endeavours at the Purchaser's cost to procure the consent of Air Products plc ("Air Products") to the assignment of the Vendor's interest in the lease entered into between the Vendor and Air Products (the "Air Products Lease"). The Vendor hereby further agrees that it shall forthwith unconditionally and irrevocably assign its interest under the Air Products Lease to the Purchaser upon the receipt by the Vendor of the consent to assign from Air Products. Notwithstanding any other provision to the contrary in this Agreement the obligations placed on the Vendor under this Clause 8.8 shall continue in force after the date of this Agreement.

      8.9 The parties agree that each of the undertakings set out in this Clause 8 is considered fair and reasonable by the parties and is separate and severable and enforceable, and if any one or more of the undertakings or part of an undertaking is held to be against the public interest or unlawful the remaining undertakings or part of the undertaking will continue in full force.

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9.    COMPLETION

      Completion of the sale  and  purchase  of the  Business  and the  Business
            Assets will take place at the office of the Vendor immediately, when:

            9.1 The Vendor will deliver, or procure the delivery of, the following to the Purchaser:

            9.1.1 a copy of the  minutes  of a meeting of the  directors  of the
                  Vendor  and  the   Zarlink   Guarantor   in  the  agreed  form
                  authorising the execution by the Vendor and the Zarlink Guarantor of the Transaction Documents to which they are a party and any other documentation that may be necessary or desirable arising out of or in connection with the Transaction Documents or the transactions contemplated in them and appointing the relevant signatory or signatories to sign any such other documentation on the relevant company's behalf endorsed with a certificate by the company secretary of the Vendor or the Zarlink Guarantor (as the case may be) that such copy minutes are a true and accurate record of the relevant meeting and that the authority conferred remains valid and outstanding as at Completion;

            9.1.2 all of the  Business  Assets  which are capable of transfer by delivery whereupon the title to them will pass to the Purchaser by such delivery;

            9.1.3 duly  executed   assignments  of  the  Business   Intellectual
                  Property;

            9.1.4 duly executed  transfers or  conveyances of the freehold title to the Property and counterparts of the Transaction Documents (other than this Agreement) duly executed on behalf of the Vendor, together with all the original title deeds and documents relating to the Property;

            9.1.5 all mortgages or charges over any of the Business  Assets duly vacated or duly executed releases of any of the Business Assets from such mortgages or charges, together with letters of non-crystallisation, in each case in the agreed terms;

            9.1.6 the Disclosure Letter, signed on behalf of the Vendor;

            9.1.7 all  invoices,  policies,   premiums,  receipts,   maintenance
                  contracts, health and safety files and other accounts relating exclusively to the Property;


            9.1.8 all  documents  of  title  and  certificates  for  the  lawful operation and use of, and all service documents pertaining to, the Fixed Assets and the Moveable Assets;

            9.1.9 the Contracts;

           9.1.10 the Records;

           9.1.11 such irrevocable instruction to the bank(s) of the Vendor as may be necessary to procure the automatic transfer to the Purchaser of any payment that any customer of the Business may make to such bank(s) after the Transfer Date; and

           9.1.14 each of the Transaction Documents (other than this Agreement) duly executed on behalf of the Vendor (and, where appropriate, any other member of the Vendor's Group).

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      9.2   The Purchaser will deliver to the Vendor:

            9.2.1 a copy of the  minutes of  meetings  of the  directors  of the
                  Purchaser and the Guarantor in the agreed form authorising the execution by the Purchaser and the Guarantor of the Transaction Documents to which they are a party and any other documentation that may be necessary or desirable arising out of or in connection with those documents or the transactions contemplated in them and in each case appointing the relevant signatory or signatories to sign any such documentation on its behalf endorsed with a certificate by the company secretary that such copy minutes are a true and accurate record of the relevant meeting and that the authority conferred remains valid and outstanding as at Completion;

            9.2.2 each of the Transaction  Documents (other than this Agreement)
                  duly executed on behalf of the Purchaser; and

            9.2.3 (pound)1.00 (sterling).

      9.3 Upon completion of the matters referred to in Clause 9.2 above, the Vendor will pay to the Purchasers' Solicitors on behalf of the Purchaser, (euro)2,000,000 in cash by way of a CHAPS transfer from a Clearing Bank by way of contribution to the working capital requirements and restructuring costs of the Purchaser in relation to the Business. The Purchaser's Solicitors are authorised to receive such monies on behalf of the Purchaser and payment to them will be a good and sufficient discharge to the Vendor.

10.   THE DEBTS AND THE CREDITORS

      10.1 Subject to Clause 11, the Debts will be excluded from the sale and purchase of the Business and the Vendor will be entitled to claim and collect the Debts for its own account.

      10.2 Notwithstanding that the Vendor will be entitled to collect the Debts, if it becomes apparent to the Vendor that recovery of any Debt is not likely to be possible within a reasonable period unless legal proceedings are instituted, the Vendor will advise the Purchaser in writing of this fact and will furnish the Purchaser with full particulars of the steps taken by the Vendor to effect recovery. The Vendor further undertakes to the Purchaser that it will not threaten to issue or issue any legal proceedings against any debtor in relation to any of the Debts without giving at least 20 Business Days' prior written notice of its intention to do so to the Purchaser and consulting with the Purchaser in relation to the debt in question. The Purchaser will have the right to purchase the relevant debt(s) against payment to the Vendor of the full amount that is being claimed by the Vendor from the debtor(s) in question and the Vendor will not threaten to issue or issue any legal proceedings until the expiration of the period of 20 Business Days.

      10.3 Any amounts received by the Purchaser after Completion in respect of any Debts shall forthwith be paid to the Vendor and, pending such payment, shall be held in trust by the Purchaser for the Vendor.

      10.4 Any amounts received by the Vendor after Completion from debtors of the Business other than with respect to Debts shall forthwith be paid to the Purchaser and pending such payment shall be held in trust by the Vendor for the Purchaser.

11.   ACCRUALS, PREPAYMENTS AND APPORTIONMENTS

      11.1 Subject to the provisions of Clause 11.2, this Clause 11 will apply to any charges, expenditure and outgoings (including all employment costs and holiday pay (including

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            accrued holiday pay)) and receipts and  receivables  attributable to the use of the Business Assets or the carrying on of the Business during the period both up to and after the Transfer Date.

      11.2 This Clause 11 will not apply to any deposit or payment in advance in respect of any of the Contracts which will belong solely to the Purchaser and the Vendor will account to the Purchaser for such deposit or payment in advance on Completion.

      11.3 Where any item of expenditure or outgoing, receipt or receivable relates to a period both up to and after the Transfer Date (including, without limitation, any item of expenditure or outgoing that relates to the Creditors) it will be apportioned rateably over the period to which it relates, save that any such item the cost of which can be related to the particular service used will, so far as practicable, be apportioned on the basis of charges actually incurred up to and after the Transfer Date.

      11.4 Any such items (or apportioned parts) as are attributable to periods or events up to the Transfer Date will be due to or from (as the case may be) the Vendor and those attributable to periods or events after the Transfer Date will be due to or from (as the case may be) the Purchaser.

      11.5 The Vendor and the Purchaser will immediately after the Transfer Date prepare a statement of apportionments showing the net amount due to or from the Vendor from or to the Purchaser. All amounts due will be paid to the Vendor or the Purchaser, as the case may be, within 10 Business Days of completion of the statement of apportionments.

      11.6 The parties acknowledge that costs have been incurred by the Vendor through undertaking development work for certain customers of the Business (known as Non-Recurring Engineering Charges ("NREs")) prior to the Transfer Date that are recoverable from customers under the terms of contracts entered into, but only once the development is complete or the next development milestone is achieved. To the extent that such contracts are Contracts, the Purchaser agrees to use all reasonable commercial endeavours to complete such developments in accordance with the terms of the respective Contract(s) and achieve the next payment milestone.

      11.7 Any NRE payments recovered by the Purchaser which relate to the period of development and/or manufacture prior to the Transfer Date, shall forthwith be paid to the Vendor and pending such payment shall be held in trust by the Purchaser for the Vendor.

12.   LIABILITIES AND CONTRACTS

      12.1 Subject to the provisions of this Clause 12, the Purchaser will, with effect from the Transfer Date, adopt, perform and fulfil the Contracts.

      12.2 If any of the Contacts cannot be transferred to the Purchaser without the consent of a third party or by way of an agreement or novation:

            12.2.1 the  Vendor  will,  at  its  own  expense,   use   reasonable
                   endeavours (with the co-operation of the Purchaser) to procure such consent, agreement or novation as soon as reasonably practicable; and

            12.2.2 unless  and until then the  Vendor  will hold the  benefit of such Contracts on trust for the Purchaser absolutely and will account to the Purchaser for any sums or other benefits received by the Vendor in relation to them without any deduction or withholding of any kind.

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      12.3  The  parties  acknowledge  and  agree  that  the  Retained  Software
            Licences are critical to the Business and to the business of members of the Vendor's Group.

      12.4 With effect from the Transfer Date, the parties will cooperate and each use their respective reasonable endeavours to procure that the Purchaser shall be licensed to use the Software licensed under such of the Retained Software Licences that it wishes on terms for its own use acceptable to the Purchaser and the relevant licensor.

      12.5 Until such time as new licences referred to in Clause 12.4 have been granted to the Purchaser, to the extent permitted by the terms of the relevant Retained Software Licence and subject always to the Purchaser reimbursing the Vendor for any incremental costs, fees and/or expenses incurred or paid by the Vendor in relation to the relevant Retained Software Licences that are in addition to any fees required to licence the applicable Software to the Vendor's Group alone, the Vendor shall, so far as it is able, confer on the Purchaser the benefit of any Retained Software Licences. If the benefit of a Retained Software Licence can be so conferred on the Purchaser under its terms, the Purchaser shall observe the terms of any such licence as if it was a party thereto and shall indemnify and hold harmless the Vendor (for itself and as trustee for each member of the Vendor's Group) against any liabilities, costs and expenses incurred or paid by the Vendor arising out of the Purchaser's failure to do so.

      12.6 In the event that before or after the date of Completion it is necessary or desirable to transfer or to obtain reissuance or issuance to the Purchaser of any EHS Permit currently held or which is required to be held by the Vendor under or pursuant to EHS Laws regarding the Business, the Vendor shall:

            12.6.1 assign and transfer all relevant EHS Permits capable of being assigned or transferred to whomever the Purchaser nominates;

            12.6.2 make all transfer  applications required under or pursuant to
                   EHS Laws as soon as is reasonably practicable in the correct form as the Purchaser may require; and

            12.6.3 fully  co-operate  with and use all reasonable  endeavours to assist the Purchaser in obtaining such transfer, reissuance or issuance (including but not limited to making any joint application, submitting any appeal against refusal, the supply of any information and the execution of any documentation).

      12.7 Any costs directly associated with such transfer, reissuance or issuance shall be borne by the Purchaser.

      12.8 Pending any such transfer or reissuance the Vendor shall hold on trust for the Purchaser any such EHS Permit and shall allow the Purchaser to carry on to the fullest extent possible the activities so permitted in compliance with their conditions.

      12.9 From the date of Completion, the Vendor shall not surrender or seek the change of status or amendment of any EHS Permit nor communicate with any relevant regulatory authority in connection with any transfer, reissuance or issuance of any EHS Permit without the Purchaser's prior consent.

      12.10 The Vendor shall indemnify the Purchaser in relation to all and any losses arising from the breach of or any negligent acts or omissions relating to these provisions.

13.   EMPLOYEES

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      13.1  For the  purposes  of this  clause 13 only,  "Employees"  shall mean
            Employees other than the US Employee. The parties acknowledge and agree that, pursuant to the Regulations, the contracts of employment between the Vendor and the Employees (save in so far as they relate to any occupational pension scheme) will have effect after the Transfer Date as if originally made between the Purchaser and the Employees.

      13.2 The Vendor will keep the Purchaser indemnified in full against all actions, proceedings, costs, claims, demands, awards, fines, orders, expenses and liabilities (including legal and other professional fees and expenses) which the Purchaser may suffer, sustain, incur, pay or be put to whenever arising, directly or indirectly, in connection with:

            13.2.1 the  termination  of the  employment  of any of the Employees
                   (whether or not terminated by the giving of notice, and if by the giving of notice, whenever that notice expires) by the Vendor up to and including the Transfer Date or of any other individuals employed or engaged by the Vendor whether before, on or after the Transfer Date;

            13.2.2 any act or  omission  of the Vendor up to and  including  the
                   Transfer Date in respect of the employment of the Employees by the Vendor and any claim by any person other than an Employee relating to that person's employment or engagement by the Vendor;

            13.2.3 any claim by any person who is not one of the Employees  that he/she is or was an employee of the Vendor and/or that their contract should be deemed to have been effected between the Purchaser and such person as a result of the provisions of the Regulations (unless the Purchaser agrees that such person will be deemed to be one of the Employees); and

            13.2.4 the  failure  of the Vendor to inform  and  consult  with any appropriate representative (as defined by the Regulations) or Employee with regard to affected employees (as defined in the Regulations) except to the extent that any such action or claim (or any part of such action or claim) arises from any failure by the Purchaser to give the Vendor the information required from the Purchaser to enable the Vendor to comply with its obligations under the Regulations.

      13.3 The Purchaser will keep the Vendor indemnified in full against all actions, proceedings, costs, claims, demands, awards, fines, orders, expenses and liabilities (including legal and other professional fees and expenses) which the Vendor may suffer, sustain, incur, pay or be put to whenever arising, directly or indirectly, in connection with:

            13.3.1 the  termination  of the  employment  of any of the Employees
                   (whether or not terminated by the giving of notice, and if by the giving of notice, whenever that notice expires) by the Purchaser following the Transfer Date or of any other employees of the Purchaser whether before, on or after the Transfer Date; and

            13.3.2 any act or omission of the  Purchaser  following the Transfer
                   Date in respect of the employment of the Employees by the Purchaser and any claim by any person other than an Employee relating to that person's employment by the Purchaser.

      13.4 The Purchaser warrants to the Vendor that it does not envisage taking any measures in relation to the Employees (other than those which have been disclosed to the

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            Vendor  in  writing)  and,  where  appropriate,  the  Purchaser  has provided to the Vendor with all information required to be disclosed by the Vendor pursuant to the Regulations.

      13.5 Without prejudice to the other provisions of this Clause 13, the Vendor shall, at the Purchaser's cost, give the Purchaser such assistance as the Purchaser may reasonably require to contest any action, award, claim or other legal recourse, complaint, cost, debt, demand, expense, fine, liability, loss, outgoing, penalty or proceeding by any Employee or any other person employed or engaged in the Business at or before the Transfer Date or their representatives resulting from or in connection with this agreement, subject always to the Vendor's obligations under the Data Protection Act 1998.

      13.6 The Vendor shall indemnify and keep the Purchaser indemnified against retention bonuses agreed by the Vendor with Mike LeGoff, David McQueen and Paul James.

      13.7 The Vendor shall indemnify and keep the Purchaser indemnified against all payments to the Employees in respect of the Vendor's bonus schemes except to the extent that the Purchaser has in any way increased any of the bonus schemes or any applicable targets applicable under their terms.

      13.8 The Vendor shall indemnify the Purchaser in respect of any successful claims by any Employees in the period of 12 months following the Transfer Date to the extent that it relates to any loss of benefit suffered by them as a result of the Purchaser failing to fulfil any legal obligation to provide the same or substantially similar benefits under the Regulations as were conferred by the Vendor's stock option scheme as at the Transfer Date. The Purchaser shall not proactively draw to the attention of any Employee any rights which the Employees may have to make a claim in respect of such stock option scheme and, in the event of any claim being made against the Purchaser in respect of any such liability, the Purchaser shall defend such claim to the extent it considers to be commercially appropriate (acting reasonably and taking into account any advice received from the Purchaser's solicitors). The Vendor's aggregate liability under this Clause 13.8 to the Purchaser shall not exceed (pound)50,000.

      13.9 The parties acknowledge and agree that it is the Purchaser's intention to offer the US Employee employment with the Purchaser (or a member of its group) in the Business shortly after the Transfer Date. The Purchaser shall indemnify the Vendor with respect to the employment and termination of employment of the US Employee after the Transfer Date (which shall be effected in accordance with the Purchaser's reasonable instructions).

14.   ENVIRONMENT

      14.1  The provisions of Schedule 8 apply in this Agreement.

      14.2 The Vendor and the Purchaser agree that the provisions in Schedule 8 shall constitute an "Agreement on Liabilities" for the purpose of paragraphs D.38 to D.39 of Annex 3 of Defra Circular 01/2006 entitled "Environmental Protection Act 1990: Part 2A: Contaminated land".

      14.3 Notwithstanding the provisions in Clause 17 (Announcements), the Vendor and the Purchaser agree that they shall jointly bring the Agreement on Liabilities referred to in this Clause 14 to the attention of the relevant enforcement authority in the event that any such authority asserts that the provisions of Part IIA of the Environmental Protection Act 1990 apply to the Property. If either the Vendor or the Purchaser fail to comply with the terms of this Clause 14.3, the other party may (acting alone) bring

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            Schedule 8 (as the "Agreement on  Liabilities")  to the attention of the relevant enforcement authority.

      14.4 After Completion the Vendor (in the name of the Purchaser) shall make and pursue such application at the Vendor's cost as is required by the Purchaser to extend to the Purchaser and its successors and assigns the benefit of the planning permission (without necessarily requiring challenge to the restrictions as to use only in conjunction with adjoining land) granted pursuant to application number T95.1288 /PG. If such application is made and subsequently refused in circumstances where the Purchaser as a result is liable to any civil or criminal sanctions or penalties or if any enforcement action is taken at any time by any relevant planning authority in relation to Building 14 at the Property, the Vendor shall forthwith vacate and deliver up vacant possession of the Office Area (as defined in the Lease to Occupy) to the Purchaser and shall do whatever is necessary to allow the Purchaser to take occupation of the Office Area. In the Event that any such refusal decision is subsequently appealed successfully, the parties shall reinstate the prior arrangements as soon as reasonably practicable following judgement.

15.   FLOOD DAMAGE INSURANCE CLAIM

      15.1 The Vendor undertakes to the Purchaser to use its reasonable endeavours to (a) recover the full costs of replacement and initial installation (but not any subsequent re-installation) of the plant and equipment listed in Part 2 of Schedule 2 (the "Specified Insurance Proceeds") or (b) procure the replacement and installation of the same (if the relevant insurer elects to do so), in either case under its policies of insurance with AIG, GCAN and ARCH in connection with its insurance claim with respect to damage to such plant and equipment following flooding in July 2007 (the "Insurance Event"). The parties agree that in the circumstances described in Clause 15.1(b), upon purchase and installation of any item of plant and equipment listed in Part 2 of Schedule 2, such plant and/or equipment shall automatically become the property of the Purchaser.

      15.2 The parties agree that in the circumstances described in Clause 15.1(a), the Specified Insurance Proceeds (insofar as recovered, and specifically relating to the plant and equipment listed in Part 2 of
            Schedule 2) shall be used by the Vendor to purchase and install such plant and equipment as soon as reasonably practicable following the Vendor's receipt of the Specified Insurance Proceeds at any premises nominated by the Purchaser. The parties agree that upon purchase and installation of any item of plant and equipment listed in Part 2 of
            Schedule 2, such plant and/or equipment shall automatically become the property of the Purchaser.

      15.3 The Vendor shall indemnify and keep the Purchaser indemnified against all costs associated with all works contracted by the Vendor in relation to the flood defences works and whether carried out before or after the Transfer Date.

16.   INFORMATION, ACCESS AND FUTURE ENQUIRIES

      16.1 Without prejudice to any other provision of this Agreement, the Purchaser and its officers, employees, advisers and agents will be entitled until 31 December 2009 on giving reasonable notice to have access during normal business hours and to take copies (at its own expense) of any books, documents or other records (including computer records) relating (whether wholly or partly) to the Business and the Business Assets and which have not been delivered to the Purchaser and the Vendor and its officers, employees, advisers and agents will have like rights of access to and to take copies of any of the Records.

      16.2 Any books, documents or records referred to in this Clause 16 will be retained by the Vendor or the Purchaser as the case may be in the United Kingdom until at least 31 December 2009.

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      16.3  The  Vendor  will  promptly  refer  all  enquiries  relating  to the
            Business to the Purchaser and assign to the Purchaser all orders relating to the Business which the Vendor may receive after the Transfer Date.

17.   ANNOUNCEMENTS

      17.1 Subject to Clause 17.2, no announcement concerning the transactions contemplated by this Agreement will (save as required by law) be made by the Vendor or the Purchaser (except with the prior written approval of the other party).

      17.2  The  Parties  acknowledge  and  agree  that  immediately   following
            Completion they will issue a joint customer communication in a mutually acceptable form.

18.   COSTS

      Each party to this Agreement will bear its own costs and expenses relating to this Agreement except where otherwise expressly stated.

19.   NOTICES

      19.1 Any demand, notice or other communication in connection with this Agreement will be in writing and will, if otherwise given or made in accordance with this Clause 19, be deemed to have been duly given or made as follows:

            19.1.1 if sent by pre-paid first class post, on the second  Business
                   Day after the date of posting;

            19.1.2 if  delivered by hand upon  delivery at the address  provided for in this Clause 19; or

            19.1.3 if sent by  facsimile,  on the day of  transmission  provided that a confirmatory copy is, on the same Business Day that the facsimile is transmitted, sent by pre-paid first class post in the manner provided in this Clause 19, provided that if it is delivered by hand or sent by facsimile on a day which is not a Business Day or after 4.00 pm on a Business Day, it will instead by deemed given or made on the next Business Day.

      19.2 Any such demand, notice or other communication will, in the case of service by post or delivery by hand, be addressed to the recipient at the recipient's address stated in this Agreement or such other address as may from time to time be notified in writing by the recipient to the sender as being the recipient's address for service and will, in the case of service by facsimile, be sent to the recipient using a facsimile number then used by the recipient.

20.   GENERAL

      20.1 This Agreement will be binding on and enure for the benefit of each party's successors and assigns.

      20.2 Except in so far as they have been fully performed at Completion, the provisions of this Agreement will continue in full force and effect notwithstanding Completion.

      20.3 Each party will (at its own expense) promptly execute and deliver all such documents and do all such things as the other parties or any of them may reasonably require on or after Completion from time to time to give full effect to the terms of this Agreement.

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      20.4  Failure  or delay by any  party in  exercising  any  right or remedy under this Agreement will not operate as a waiver of it.

      20.5 Any waiver of any breach of this Agreement will not be deemed a waiver of any subsequent breach and will in no way affect the other terms of this Agreement.

      20.6 The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law.

      20.7 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, each of which so executed and delivered will be an original, but all the counterparts will together constitute one and the same agreement.

      20.8 The formation, existence, construction, performance, validity and all aspects whatsoever of this Agreement or any terms of this Agreement will be governed by English law. The English courts will have non-exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement.

      20.9 The parties to this Agreement do not intend that any of its terms will be enforceable by virtue of the Contracts (Rights of Third Parties) Act 1999 by any person not a party to this Agreement.

      20.10 This Agreement and any other documents entered into pursuant to this Agreement constitute the whole and only agreement between the parties relating to the sale and purchase of the Business and the Business Assets and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, relating thereto (but without prejudice to any right of any of the parties hereto to rectify this Agreement).

      20.11 The Guarantor irrevocably appoints the Purchaser as its agent to receive on its behalf in England or Wales service of any proceedings arising out of or in connection with this Agreement.

      20.12 The Zarlink Guarantor irrevocably appoints the Vendor as its agent to receive on its behalf in England or Wales service of any proceedings arising out of or in connection with this Agreement.

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                                   SCHEDULE 1

                                  The Property

                              Part 1 - Description

Description:              The  freehold  land  known  as  107/108  Cheney  Manor
                          Industrial Estate, Swindon, Wiltshire, SN2 2QW.

Title Holder:             Mitel Semiconductor Limited (now Zarlink Semiconductor
                          Limited).


Title number and          WT137058 Title Absolute.
quality of title:

Use: Analog foundry services including the manufacture and shipment of silicon wafers.

                           Part 2 - Conditions of Sale

1.    INTERPRETATION

      In this Schedule (unless the context requires otherwise) the following words and expressions have the following meanings:

      "2002 Act"                        means the Land Registration Act 2002;

      "Actual Completion Date"          means the date upon  which the  Property
                                        is transferred, to the Purchaser;

      "Transfer"                        means the  transfer  of the  Property to
                                        the Purchaser;

      "Competent Authority"             means a local  authority  or other  body
                                        exercising statutory powers or duties;

      "Completion"                      means   completion   of  the   sale  and
                                        purchase  of  the  Business   Assets  in
                                        accordance   with   Clause   9  of  this
                                        Agreement;

      "Consideration"                   means the  consideration  referred to in
                                        Clause 3 of this Agreement;

      "Law"                             means  an Act of  Parliament,  statutory
                                        instrument,     regulation,     bye-law,
                                        requirement  of a  competent  authority,
                                        statutory   body,   utility  company  or
                                        authority, common law or regulation, directive or mandatory requirement of the European Union;

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      "Liability"                       means all actions,  proceedings,  costs,
                                        claims, demands, losses, expenses and liabilities;

      "Part 1 Standard Conditions"      means  the  conditions  in Part 1 of the
                                        Standard  Commercial Property Conditions
                                        (Second Edition) and "Condition" means any one of them; and

      "Undertaker"                      means  any  authority,  body  or  person
                                        authorised   to  supply   services   for
                                        electricity,   water,   gas,   sewerage,
                                        telecommunications, television or data transmission for the public.

2.    INCORPORATION OF STANDARD CONDITIONS

      2.1 The Part 1 Standard Conditions (as varied in paragraph 2.2) are incorporated in this Schedule in relation to any transfer, assignment or underletting of the Property insofar as they are not varied or excluded by or inconsistent with other terms of this Schedule.

      2.2

            Standard Condition                        Variation

            1.1.3(b) Add "or if reasonable evidence is produced that the property would be released from all such mortgages" after "freed of all mortgages".

            1.4                    Does not apply.

            2.2                    Does not apply.

            3.1.2(c) Delete and substitute: "those of which the Vendor does not have actual knowledge".

            3.1.3                  Does not apply.

            3.3                    Does not apply.

            6.4.1 Delete "further than it may be able to do from information in its possession".

            6.4.2                  Does not apply.

            6.6.2                  Does not apply.

            7.1.2(c)               Does not apply.

            7.1.2(d)               Does not apply.

            7.1.4(b)               Does not apply.

            8.3.5                  Delete   "according   to  the  best  estimate
                                   available" and replace with "by the Vendor".

            8.7 Add at the end: "Money due by direct credit is to be paid in pounds sterling".

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            9.1.3                  Add at the  end:  "but the  Purchaser  is not
                                   entitled to rescind where he knew about the error or omission".

            9.2                    Add:   "(d)  this  does  not   prejudice  the
                                   Vendor's    accrued    claims   against   the
                                   Purchaser".

            10.2.4                 Does not apply.

3.    TRANSFER

      3.1 The Vendor shall transfer and the Purchaser shall accept a transfer of the Property.

      3.2 The Transfer shall contain (where applicable) a covenant by the Purchaser with the Vendor that the Purchaser and its successors in title will observe and perform the covenants and obligations on the part of the Vendor or its predecessors in title contained or referred to in the entries appearing in the registers at H.M. Land Registry relating to the Property in so far as they are still subsisting and capable of being enforced and will indemnify and keep indemnified the Vendor against all Liability suffered or sustained by the Vendor as a result of any breach, non performance and non observance of them.

      3.3 The Transfer will be prepared and executed by the Purchaser in duplicate and the duplicate will be handed over to the Vendor's Solicitors on the Actual Completion Date.

4.    COMPLETION

      4.1 The sale and purchase of the Property will be completed on Completion.

      4.2 On the Actual Completion Date immediately after the transfer of the Property to the Purchaser the Purchaser will grant to the Vendor the Lease to Occupy and the Vendor will grant to the Purchaser the Car Park Licence.

5.    POSSESSION

      Subject to the other terms of this Schedule, the Property is sold with vacant possession on completion.

6.    TITLE

      The Vendor shall not be obliged to deduce further title to the Property than that deduced as at the date of this Agreement.

7.    MATTERS WHICH AFFECT THE PROPERTIES

      7.1 The Property is sold subject to and (where appropriate) with the benefit of:

            7.1.1 matters  contained  or  referred  to in matters  contained  or referred to in the entries on the property and charges registers of title number WT137058 subsisting at 16:00 on 8 January 2008;

            7.1.2 (in addition to the matters referred to in Condition 3.1.2):

                  (a) all matters registrable by any Competent Authority pursuant to statute;

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                  (b)   all requirements,  demands, notices, orders or proposals
                        (whether  or  not  subject  to   confirmation)   of  any
                        Competent Authority;

                  (c) all notices served by the owner or occupier of any adjoining or neighbouring property;

                  (d)   all agreements with any Competent Authority;

                  (e) all those interests listed in schedule 3 to the 2002 Act and any interests which fall within section 11(4)(c) of the 2002 Act all those interests inserted into those schedules by schedule 12 to the 2002 Act; and

                  (f) any matters of which the Purchaser may already have actual knowledge so far as they relate to the Property and are enforceable at the Actual Completion Date.

      7.2 The Purchaser shall not make or raise any objection or requisition in respect of any matter referred to in paragraph 7.1.

      7.3 The Purchaser or the Purchaser's Solicitors have been supplied with copies of the entries on the registered title to the Property before the date of this Agreement and the Purchaser will be deemed to purchase with full knowledge of the title and shall not raise or make any requisitions or objections in relation to such title or matters.

      7.4 All matters set out in the Disclosure Letter will be deemed to be within the actual knowledge of the Purchaser for the purposes of section 6(2)(a) of the Law of Property (Miscellaneous Provisions) Act 1994 and the Vendor's liability under the title covenants.

      7.5 The Purchaser is deemed to buy with knowledge in all respects of the authorised use of the Property for the purposes of town and country planning legislation.

      7.6 The Purchaser acknowledges that the Vendor has given to the Purchaser and others authorised by the Purchaser permission and the opportunity to inspect and survey and carry out investigations as to the condition of the Property and the Purchaser has formed its own view as to the condition of the Property and its suitability for the Purchaser's purposes.

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                                   SCHEDULE 2

                               Plant and Equipment

                   Part 1 - Purchase value in excess of $250k

AG4100 RAPID THERMAL PROCESSOR & ANC.
AME8320A POLY ETCHER
R.O. SKID
AM5000E ETCH SYSTEM     (EX CASWELL)
DIFFUSION CLEAN ROOM
DAINIPPON COATER/DEVELOPER SYSTEM 60A
NOVELLUS CONCEPT 1-150 CVD SYSTEM
PARAMETRIC TEST SYSTEM
EPSILON E-2 RP EPITAXY SYSTEM
WJ-TEOS 999R VAPOUR DEPOSITION SYSTEM (95% COST)
AME 8330A METAL ETCH SYSTEM
9500XR ION IMPLANTER
EPSILON E-SRP EPITAXY SYSTEM
FALCON COATER SYSTEM FOR POSITIVE RESIST
FALCON DEVELOPER SYSTEM FOR POSITIVE RESIST
PRECISION 5000 Mk.2 ETCH SYSTEM
HORIZONTAL FURNACE 5204 (FOUR CHAMBER)
SIGMA 203 SPUTTER SYSTEM
OMEGA 201 PERIE ETCHER
OMEGA 201 PERIE ETCHER
UV1250SE THIN FILM MEASUREMENT SYSTEM
NOVELLUS CONCEPT 1-150 PE CVD SYSTEM INC COLLING S
EPSILON 1 E2RP EPITAXY SYSTEM
9500XR ION IMPLANTER
PRECISION 5000 Mk.2 ETCH SYSTEM INC. DELIVERY/SITI
8330A METAL ETCHING SYSTEM
[CLEAN ROOM]
BULK GASES, INCLUDING HYDROGEN, NITROGEN AND OXYGEN.
SIGMA 203 SPUTTER SYSTEM
SEMITHERM VERTICAL FURNACE (6" DIFFUSION ROOM 3)
SUSRFSCAN 6420 FILM SURFACE ANALYSIS SYSTEM
SURFSCAN 7700 WAFER INSPECTION SYSTEM (PE ROOM 13)
FSI SATURN ACID PROCESSOR (FSI7)

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LAM 384T TRIODE ETCHER (LAM2)
AME 5000 Mk.II POLY ETCH SYSTEM
AME 5000 Mk.II TRENCH ETCH SYSTEM
SPRAY SOLVENT SYSTEM TOOL SST-C-421-280-P
LAM DRYTEK 384T PLASMA ETCH SYSTEM (REFURBISHED)
TENCOR CRS1010 DEFECT REVIEW STATION
ASM PAS5500 100/B STEPPER
AME P5000 PLASMA ETCHER (EX JARFALLA)
WATKINS JOHNSON TEOS 999 SYSTEM
SCHLUMBERGER IVS-135 METROLOGY SYSTEM
S-4700-II SCANNING ELECTRON MICROSCOPE
DI WATER PLANT UPGRADE/REPLACEMENT
WATER CHILLER PROJECT, CLIMAVENETA DAIKEN UPGRADES
WET METAL ETCH LANE

Fixtures and Fittings

MECHANICAL/ELECTRICAL SERVICES
BLDG. MGMT. SYSTEM (FAB 6)

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                    Part 2 - Subject to Flood Insurance Claim

Description                 Tool ID             System /Tool

Repair MFCs (UFC 1100)      MFCS                Mass Flow Controllers
Repair TMP 340MC Pump       6DTE-3              Turbo Pump for AMAT P5000 Etcher
MFC 200 SCCM BCL3           MFCs                Mass Flow Controllers
FURNACE                     6F-21, 6F-22 &
ELEMENT,THERMCO             6F-25               Horizontal Furnaces (3)
Shield Cleaning             6DOE-7 & 8          AMAT P5000 Dry Oxide  Etchers(2)
HEATING ELEMENT HIGH
TEMPERATURE                 General             Horizontal Furnace
FILTER IMPACT Plus OM       6s9-1 & 6S9-2       Multiple Developer/Coater Tracks
0.1um calibrate  manomter
& controller                6DME-1              AMAT 8330 Dry Metal Etcher
Repair HP1 tester           6HP-1               Aglient HP1 Tester
Ferrule front and Back      6ST-4               Semitool 4
                                                Canon FPA-1550 MIV-W Fine
                                                Pattern
Motor                       6FPA-5              Aligner (Stepper)
Pump QDP40                  Pumps               Vacuum Pumps for Various Tools
Pump QMB250                 Pumps               Vacuum Pumps for Various Tools
Pump QMB500                 Pumps               Vacuum Pumps for Various Tools
Pump QMB1200                Pumps               Vacuum Pumps for Various Tools
Pump E2M80                  Pumps               Vacuum Pumps for Various Tools
Pump iQDP80                 Pumps               Vacuum Pumps for Various Tools
Pump QDP80/QMb500           Pumps               Vacuum Pumps for Various Tools
Pump QDP80                  Pumps               Vacuum Pumps for Various Tools
Pump QMB500                 Pumps               Vacuum Pumps for Various Tools
TMP450 Pump (Refurbed)      6DME-3              Turbo Pump for AMAT 8330 DME
24v PSU                     6IMP-1              AMAT Precision Implanter 9500XR
 Varistor                   6EPSIL-1            ASM Epsilon Epitaxial Tool
Relay Phase Monitor         6EPSIL-1            ASM Epsilon Epitaxial Tool
                                                Hitachi S-8640 Scanning Electron
Tip Change - labour         6SEM-5              Microscope (SEM)
                                                Hitachi S-8640 Scanning Electron
Gasket                      6SEM-5              Microscope (SEM)
                                                Hitachi S-8640 Scanning Electron
TFE Tip                     6SEM-5              Microscope (SEM)
                                                Hitachi S-8640 Scanning Electron
AV Aperture                 6SEM-5              Microscope (SEM)
                                                Hitachi S-8640 Scanning Electron
Obj Aperture                6SEM-5              Microscope (SEM)
Repairs UV1280              General             KLA Tencor Metrology Tools
Labour and Travel           6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1 & PAS-2))
Pump Turbovac1100c          6IMP-1 & 6IMP-2     Turbo Pumps Within Various Tools
Pump Turbovac 361C          6IMP-1 & 6IMP-2     Turbo Pumps Within Various Tools
Pump Mag400                 Pump Mag400         Turbo Pumps Within Various Tools
Duplicate
Replacement Air Con unit    PAS-2               ASML PAS5500/100 Steppers
                                                (PAS-2)
                                                Hitachi S-8640 Scanning Electron
Replacement Ion Pump        SEM-5               Microscope (SEM)
                                                Hitachi S-8640 Scanning Electron
Replacement AV1 Valve       SEM-5               Microscope (SEM)

Gasket                      SEM-5               Hitachi S-8640 Scanning Electron
                                                Microscope (SEM)

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Labour for flood            6IMP-1 &
investigation of 9500s      6IMP-2              AMAT Precision Implanter 9500XR
Computer Upgrade            6ST-4               Semitool 4
Bracket                     6ST-4               Semitool 4
Arm Kit                     6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
Spatula Assy                6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
Valve Kit                   6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
Service                     6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
O Ring seal                 6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
Seal Ring                   6SIGMA-3            Trikon Sigma Metal Deposition
                                                Systems
Vertical Element            6VTP-1              Semitool Vertical Furnace
Gas Cabinet Interim
Repair Package              Gas Cabinets        Gas Cabinets
Gas Cabinet Replacement
Final Package               Gas Cabinets        Gas Cabinets
Manage permanent repairs
to gas cabinets             Gas Cabinets        Gas Cabinets
Manometer for calibration   6dme-3              AMAT 8330 Dry Metal Etchers
                                                Horizontal
Thread Insert               6f-21               Furnace F21
Filter Convac ID water      6S9-1 & S9-2        Apex Developer / Coaters
MFC FC2900 100SCCM          6DME-4              AMAT 8330 Dry Metal Etchers
Engineering Work            SIGMAS              Trikon Sigma Sputterers (3)
Air Freight Cost - US to
UK                          6F-21 & 6F-22       Horizontal Furnaces F21 and F22
Service Engineer - hours    Pumps               Vacuum Pumps for Various Tools
Filters (6) Wayne Perkins   Photo Tracks        Multiple Developer/Coater Tracks
                                                Novellus Concept One Chemical
                                                Vapor
Clean and Recal MFCs (3)    6NOV-1              Deposition System
                                                Watkins Johnson TEOS99 Chemical
Phosphorus content analysis 6NOV-2              Vapor Deposition Systems
Flex Lines (30)             SIGMAS              Trikon Sigma Metal Deposition
                                                Systems
O Rings                     General             AMAT
Fan Unit (6)                6PAS-1              ASML PAS5500 PAS-1
LS Demodulator Board Set    6PAS-2              ASML PAS5500 PAS-2
Arc Module                  6IMP-2              AMAT Precision Implanter 9500XR
QUARTZ TUBE 6"                                  Horizontal
ATMOSPHERIC                 6F-23               Furnaces
QUARTZ TUBE 6" POLY                             Horizontal
(TYLAN)                     6F-32               Furnaces
                                                Horizontal
QUARTZ SHAFT SUPPORT        6F-21               Furnaces
QUARTZ SLEEVE SVG FOR                           Horizontal
PROCESS FURNACE             6F-21               Furnaces
CGA660 Kel-F per pack       Gas Cabinets        Gas Cabinets
                                                AMAT Etch Mxp Precision 5000
                                                Mark II
Chiller BOM 388216041606    65000-4             Dry Oxide Etcher
                                                Multiple AMAT
UFC-1660 Metal Seal MFC's   MFCs                 Etch Tools
                                                Multiple AMAT
FC2900M Metal Seal MFC's    MFCs                 Etch Tools
                                                Multiple AMAT
UFC-1100 MFC                MFCs                 Etch Tools
                                                Multiple AMAT
UFC-1100 MFC                MFCs                 Etch Tools
                                                Watkins Johnson TEOS99 Chemical
Replacement Vector          6wj999-1            Vapor Deposition Systems
Ultra 3000
16021648 DAQ type H for
implanter (2 off)           6IMP-2              AMAT Precision Implanter 9500XR

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PSU 457-3754 -Wayne
Perkins                     6S9-1 & S9-2        Multiple Developer/Coater Tracks
0.1u EMPLON filter          6S9-1 & S9-2        Multiple Developer/Coater Tracks
                                                Watkins Johnson TEOS99 Chemical
etch exit                   6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
ustank                      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
us roller shaft             6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
us roller bearings          6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
us tank exit                6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
cooling roller              6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
rotating union              6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
next to cooling roller      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
muffle exit                 6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
cooling muffle entry        6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
hi temp bearings            6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
cooling muffle exit         6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
cooling muffle middle
bottom                      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
lag roller                  6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
pinch roller unsleeved      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
slack roller                6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
2" sleeved slack roller     6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
SRFWB upgrade               6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
UPS CE version              6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
Labour per hour             6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
Travel per hour             6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
per diem                    6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
flight cost est             6WJ999-1 & 2        Vapor Deposition Systems
Fuses-Wayne Perkins         6S9-1 & S9-2        Developer Coaters
Manometer for Calibration   6DME-1              AMAT AME-8110 Metal Etcher
Fomblin Oil                 Pump oil            Vacuum Pumps for Various Tools
SS Pipework                 6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tools
SRAM PCB                    6DME-1              AMAT 8300 DMEs
VGA Video PCB               6DME-1              AMAT 8300 DMEs
Fan Tray                    6DME-1              AMAT 8300 DMEs
Freight Charge              6DME-1              AMAT 8300 DMEs
Freight Charge              6DME-1              AMAT 8300 DMEs
Isolation valves            6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tools
                                                (Epi 1 & 3)
Plug Baffle                 6F-22               Furnaces

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Atmospheric Tube            6F-22               Furnaces
Replacement Airco Unit      6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-2)
Pump iQDP80 (new)           Pumps               ASM Epsilon Epitaxial Tool
IQ Gas System Module
Series 2                    Pumps               ASM Epsilon Epitaxial Tool
IQ Gas System Module
Series 2                    Pumps               ASM Epsilon Epitaxial Tool
FCO Put Filter in
LS ILL unit                 6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1)
LS Demod Set                6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1)
Priority Shipment Fee       6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1)
CO SEAL NW40                Pumps               Vacuum Pumps for Various Tools
Saw/insp fast track of
13678G-20 lot#              See Martin
9094302                     Warrington          Wafer Sawing
                                                Multiple AMAT
Re-calibration of
127AA-00001B                6DME-4               Etch Tools
                                                Watkins Johnson TEOS99 Chemical
Vector PCB repair ref
# K30141                    6WJ999-1            Vapor Deposition Systems
Fast track for lot #        See Martin
9091162,13746H3S-PR         Warrington          Wafer Sawing
CEA Board Convac            6S9-2               Apex Developer / Coaters (S9-2)
CSMS Board Convac           6S9-2               Apex Developer / Coaters (S9-2)
CPU for OEBR Module         6S9-2               Apex Developer / Coaters (S9-2)
Inspection Visit :
27th July                   6S9-2               Apex Developer / Coaters (S9-2)
Repair Visit :
6 -8th August               6S9-2               Apex Developer / Coaters (S9-2)
Repair visit:
30th August                  6S9-2              Apex Developer / Coaters (S9-2)
Software package
Upgrade 8.9                 6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1 & PAS-2))
OCU Mark IV inc ULtra 10UF  6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1 & PAS-2))
Stand Alone Workstation     6PAS-1 & 6PAS-2     ASML PAS5500/100 Steppers
                                                (PAS-1 & PAS-2))
Photo area work after
flood                       Photo Tracks        Developer Coaters
Re-install CDM cabinets
Semitool 3&4                6ST-3/ 6ST-4        Developer Coaters
Gas Detector Head Units     Gas Cabinets        Gas Cabinets
Phosphorus content
analysis                    6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tool
Labour hours                6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tool
Equipment Spares            6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tool
Gas Cabinet Installation    Gas Cabinets        Gas Cabinets
                                                Canon FPA-1550 MIV-W Fine
Canon Wafer Stepper         6FPA-6              Pattern Aligner (Stepper)
Phase 1 Canon Stepper                           Canon FPA-1550 MIV-W Fine
Installation                6FPA-6              Pattern Aligner (Stepper)
Phase 2 Canon Stepper                           Canon FPA-1550 MIV-W Fine
Installation                6FPA-6              Pattern Aligner(Stepper)
Additional Cost Phase 2                         Canon FPA-1550 MIV-W Fine
Canon Stepper               6FPA-6              Pattern Aligner (Stepper)
On-Site Support             6ST-4               Semitool 4
Additional coverage -
actual costs                6ST-4               Semitool 4
Carrier sensor              6PAS-1              SMIF PODs / ASML PAS1 Stepper
Analysis for heavy metal
contamionation              6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tool
Analysis (SPV test)         6EPSIL-1, 2 & 3     ASM Epsilon Epitaxial Tool
                                                ASM Epsilon Epitaxial Tool
Flat Screen LCD Monitor     6EPSIL-3            (Epi 3)
Repair to GRC               6DME-3              AMAT Dry Metal Etch 8300 DME-3

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LONG ONE MF8 BOARD          6PAS-1 & 6PAS-2     ASM Epsilon Epitaxial Tool
DIPOD HALL ASSY             6PAS-1 & 6PAS-2     ASM Epsilon Epitaxial Tool
Emergency Fee               6PAS-1 & 6PAS-2     ASM Epsilon Epitaxial Tool
PA Valve                    68110-2             AMAT 8110 Dry Oxide Etcher
Inverter                    6EPSIL-1, 2 & 3     ASM Epsilon Epi Tools
                                                Watkins Johnson TEOS99 Chemical
PCB repair                  6WJ999-1 & 2        Vapor Deposition Systems
KLA 2132 lamp               6KLA-1              KLA 2132
KLA 2132 lamp               6KLA-1              KLA 2132
pcb                         6F-29               Furnace Stack 8 (F29 - 32)
Installation & testing
of Invertors                6EPSIL-1 & 2 & 3    Epsilon Epi Tools
                                                Watkins Johnson TEOS99 Chemical
Filter                      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
Filter                      6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
Purifier                    6WJ999-1 & 2        Vapor Deposition Systems
                                                Watkins Johnson TEOS99 Chemical
Purifier                    6WJ999-1 & 2        Vapor Deposition Systems
Canon Stepper Replacement,
Sept 2007                   6FPA-6              Canon Stepper Replacement FPA5
                                                Hitachi S-8640 Scanning Electron
SIP Unit Repair             6SEM-5              Microscope(SEM)
TMP450C turbo Pump          6DME-1              Turbo Pumps for 8300 DME
TMP450C turbo Pump          6DME-3 & 4          Turbo Pumps for 8300 DME
Airgard Wet Scrubber        6DME-3              AMAT DME-3
Courier Delivery Charge     6DME-3              AMAT DME-3
PAS5500/100 Special
Gradient Filter             6PAS-1 & 6PAS-2     6PAS-1 & 6PAS-2
Assy-Refl-S-Side-Water
Cooled LH                   6PAS-1 & 6PAS-2     6PAS-1 & 6PAS-2
Assy-Refl-S-Side-Water
Cooled RH                   6PAS-1 & 6PAS-2     6PAS-1 & 6PAS-2

Chamber Process Quartz                          ASM Epsilon Epitaxial Tool
150mm RP                    6EPSIL-1            (Epi 1)
Phosphorus content analysis 6NOV-2              Nevellus 2
Blade Driver Board
4022.502.35417              6PAS-1 & 6PAS-2     6PAS-1 & 6PAS-2
Canon i3 Stepper Audit      6FPA-7              New Canon Stepper
Canon FPA 2500i3 Stepper    6FPA-8              New Canon Stepper
Membranes and O Rings       N/A                 Reverse Osmosis System
Bearing Replacements        N/A                 Multiple Facility Systems
AHU Belts                   N/A                 Air Handling Units (AHUs)
BMS System                  N/A                 Building Management System
GRAC repairs and
replacements                N/A                 Grac Compressors & Site Chiller
Plant Filters               N/A                 DI Water System
Recovery of compressed air
filters                     N/A                 Compressed Dry Air (CDA) System
Repairs to Nitrogen plant   N/A                 Nitrogen Plant
Tannoy system repairs       N/A                 Tannoy System
Parts for RO units          N/A                 Reverse Osmosis System
                                                     CCTV & Alarms
Replacement CCTV Equipment  N/A                 (Bldg 114)
UV LAMPS, QUARTZ SLEEVES
& O RINGS                   N/A                 UV Filters

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REPLACEMENT AIR HANDLING
FILTERS                     N/A                 Air Handling Units (AHUs)
Supply and replacement
of pumps                    N/A                 Hose Vacuum System
Facilitisation of Fab to
receive Steppers            N/A                 Cannon Steppers FPA 7&8
SubFab (AHU's, Flooring,
Walling, Painting, Spares)  N/A                 Facilities Subfab
Building 114 Office
(Refurbishment)             N/A                 Building 114 Office

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       Part 3 - Retained (on the site leased for MOD contract fulfilment)

1722A INSTRUMENT CONTROLLER
1GB SCSI DISK RZ57-EF
2 x 16MB MEMORY EXPANSION X116W
2019A SIGNAL GENERATOR
20GHZ DIGITISING OSCILLATOR 54120T
2740BV SHOCK CHARGE AMPLIFIER
4.2G BYTE DISK PACK X569A
4700 MULTIFUNCTION CALIBRATOR
545B MICROWAVE COUNTER 10HZ-18GHZ
6100/01-8 SYNTHESISED GENERATOR 10MHZ - 8GHZ
625A MICROWAVE COUNTER
64MB MEMORY EXPANSION X164F
64MB MEMORY EXPANSION X164P
64MB RAM BOARD S-SIMMS20
6960B RF POWER METER
7060G BENCH VOLTMETER
7060G BENCH VOLTMETER (EX DEMO)
72 inch SmartBoard and Toshiba projector
A370 ALSI TEST SYSTEM
A530-00 ALSI TEST SYSTEM (PART COST)
A58-AZB1-9C-1GB-DL Sun W1100z w/s
ACS LIQUID TO LIQUID THERMAL SHOCK CHAMBER CSTL12
Acterna - ANT20 SDH
Acterna - ANT5
ADD COST (10%) A530-00 ALSI TEST SYSTEM
ADD COST (FINAL 20%) - S170 TRI TEMP HANDLER
ADD COST SPORTS GROUND (KINGSDOWN)
AIR CONDITIONING PLANT (TEST AREA)
AIR CONDITIONING UNIT FOR TEST PACKING AREA
Ansoft MP-HFSS, Q3D, FWS Suite
ANTI-STATIC RAISED FLOOR
Anville Insrumentst, 425/TC Datalogger
ASECO S130/2 TRI-TEMP HANDLER
ASECO S170 TRI TEMP HANDLER #2 (80% OF COST)
AUDIO SYSTEM FOR NEW RESTAURANT
AUTOCAL 1061A MULTIMETER
B109 Assets Held for Resale CED217
BASSAIRE CLASS 100 VLF ENCLOSURE 4'6 x 3'6 x 6'6
BENCHES/CUPBOARDS
BIBTEST 51 CABLE/BURN-IN BOARD TESTER
BIBTEST 51 TEST PROBES
BRUMBY BSL3C OVEN + PSU D21
BRUMBY BSL3C OVEN + PSU D22
BRUMBY BSL3C OVEN + PSU D23
BRUMBY BSL3C OVEN C/W POWER SUPPLIES (D25)
BURN IN CTI PROBES
BURN IN LIFE TEST CHAMBER BSL3D/AL/CL/250 DEG
BURN IN LIFE TEST SYSTEM BSL3C
Canon LV-X2 video projector w/ screen

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CAT 5 CABLING FOR TEST AREA
CHAIRS/TABLES (ex 3B2 BLDG.)
CHALLENGE CH340TC CLIMATIC CHAMBER
CLIMATIC CHAMBER HCC310-PF4J
CLIMATIC TEST CHAMBER MODEL HC4033
COMPASS BLADE CARD STN
CONTINUUS SOFTWARE (BASE & C/CM LICENCES)
CONVERSION KIT SO 150 (MT8704 HANDLER #3)
CONVERSION KIT SO WIDE (MT8704 HANDLER #3)
D430 Intel Core duo U7600 1.2Ghz with Standard tou
D600 Laptop (English v)
DATA NETWORK (TEST/QA AREA)
Dell D610 Pentium M Processor
Dell D410 Latitude
Dell D600 Laptop + Docking Station + stand
Dell D600 portable PC and Base Station
Dell D610 Laptop
Dell D610 Laptop & docking station
Dell D610 Portable Computer and Base Station
Dell D610 with Base Station
Dell Laptop D410
Dell Latitude C400 Compact Laptop
DELL LATITUDE C400 LAPTOP PC (SWPC224)
DELL LATITUDE C810 LAPTOP PC
Dell Latitude D420 and peripherals
Dell Latitude D610
Dell Latitude D610 Laptop
Dell Latitude D620 Core 2 Duo
DELL LATITUDE L400 LAPTOP PC (SWPC181)
Dell Latitude Laptop PC
Dell Lattitude D610
Dell Optiplex 170L PC
Dell Optiplex Desktop PC
Dell Optiplex GX270 Desktop PC with P4 2.8GHz Int
Dell PE750 - SATA - Pentium 4
Dell PowerEdge 2850 Disk Server
Dell Poweredge 2850, Overland Powerloader
DESKING WORKSTATIONS
DESKSIDE CHASSIS INC. 3 4.3GB SCSI-2 DISKS
DIGITAL TRANSMISSION ANALYSER ME5208
DISTURBANCE ANALYSER MODEL 626
DLT-2500 TAPE BACKUP DEVICE
Dragon 3 Temperature Forcing System
DT3010 MULTIFUNCTION CARD/DAP116 D/A BOARD/SBENCH
ELECTRICAL UPGRADE TO PAVILION
EMERGENCY LIGHTING (TEST AIR CONDITIONING)
E-PROM UPGRADE/SIMPATI DATALOG SOFTWARE (Y2K)
FISHERSCOPE XR-1010 X-RAY FLUORESCENCE SYSTEM
FISONS HUMIDITY CHAMBER F5
FLUKE 6061A SIGNAL GENERATOR
FLUKE CABLE ANALYSER DSP-2000
FMA MODULATION ANALYZER ACE-9020
GPIB-120A BUS EXPANDER/ISOLATOR

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HAST 6000X STRESS TEST SYSTEM
HAST CLEAN BENCH LE-EX (INC. AQUA-SOL CONTROL SYST
HEATERSTREAM 6KG HUMIDIFIER
HERAEUS THERMAL SHOCK TEMPERATURE CYCLER HT7012-52
HF 4 WAY SWITCHING MATRIX FOR A530 TESTER
HITACHI CPX-970 VIDEO PROJECTOR
HP 1661C LOGIC ANALYSER
HP 8110A PULSE GENERATOR
HP E2900A MAINFRAME
HP ERGO 1600 21in DISPLAY
HP LASERJET 4Si MX PRINTER
HP11713A PROG.ATTENUATOR
HP16500C PATTERN GENERATOR + 16501A EXPANSION FRAM
HP1663C LOGIC ANALYSER (ex MUNICH)
HP1918B 4 CHANNEL SCOPE
HP3458A MULTIMETER
HP436A POWER METER
HP437B POWER METER
HP54118A 18GHZ TRIGGER
HP54701A ACTIVE PROBE
HP54720 OSCILLOSCOPE
HP6624A DC POWER SUPPLY (DCS No.1)
HP6625A DC POWER SUPPLY
HP71603B B.E.R. TESTER
HP8130A PULSE GENERATOR
HP8160A PULSE GENERATOR
HP8161A PROGRAMMABLE PULSE GENERATOR
HP8347A RF AMPLIFIER
HP83480A OSCILLOSCOPE
HP8508A VECTOR VOLTMETER
HP8562A SPECTRUM ANALYSER
HP8562A SPECTRUM ANALYSER 9KHZ - 22GHZ
HP8562A SPECTRUM ANALYZER
HP8563A SPECTRUM ANALYZER 9KHZ - 26.5GHZ
HP8563E SPECTRUM ANALYSER
HP8653E SPECTRUM ANALYSER
HP8656B SIGNAL GENERATOR (DCS No.2)
HP8656B SYNTH SIGNAL GENERATOR - DCS No.1
HP8901B MODULATION ANALYSER
HP8902A MEASURING RECEIVER
HP8904A SYNTHESIZED WAVEFORM GENERATOR
HP98580C CONTROLLER MODEL 332
HS BER UPGRADE (OPT 801 & 804)
HYPERFORMIX WORKBENCH SOFTWARE
IEEE 488 INTERFACE SYSTEM
INSTALL/RECONFIGURE HTA TESTER SOFTWARE ETC.
Interactive Computer Farm for Swindon
INTERMEC EASYCODER 3400D TT PRINTER
JITTER MEASUREMENT SYSTEM 7150B
JITTER MODULATION OSCILLATOR MH370A
JOHNSTECH UPGRADE KIT FOR 0.3 28 LEAD SOIC'S
LAMINAR FLOW UNIT 2
LAMINAR FLOW UNIT 3

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LAMINAR FLOW UNIT 4
LAMINAR FLOW UNIT 5
LAMINAR FLOW UNIT 6
LAND - SPORTS GROUND (KINGSDOWN)
Latitude D600 - quote re. 54265277/4
Latitude D600 Pentium M 1.5GHZ with Ethernet
Latitude D620
Latitude D630, monitor and dock
LIFE TEST BOARDS TYPE HDN24-100QFP/FXD/CLA65001
LIFE TEST SYSTEM (SLIC) BSL3D/AL/CL/250OC/9
LIGHTING - PACKING ROOM  (27 RECESSED 1200 x 300)
LIGHTING - SHIPPING/BURN IN ROOM (SURFACE MOUNTED)
LING VIBRATION SYSTEM
M3Z LEICA OPTICLE UNIT
MICROLIFT MODEL 100A
MICROWAVE COUNTER 10HZ - 18GHZ
MIL COOL DOWN UNDER BIAS RACK
MINTECH SOLDER DIP TESTER
MPC8260 DEVELOPMENT BOARD
MT8501 BASE HANDLER No.9 (TRANSFERRED FROM LINCOLN
MT8501-8503 UPGRADE
MT8503 TEST HANDLER (2ND HAND)
MT8704 HANDLER #4
MT8704I SOIC HANDLER
MT8704iHF HANDLER #6
MT8704iHF HANDLER #7
MT9308/4 AMBIENT/HOT HANDLER #2
MT9510 6mmx6mm mlp/mlf handler kit
MT9510 AMBIENT/HOT HANDLER #1
MUST SYSTEM II SOLDERABILITY TESTER
NETCOM X1000 100MB FAST ETHERNET TESTER
Network Enabled Scope Oscilliscope
NETWORTH 10/100 HUB
New Dell Laptop Computer and interface
OFFICE FURNITURE
OMEGA BURN IN LIFE TEST SYSTEM
OPERATORS CHAIRS WITH ARMS (11)
OptiPlex 170L Small Mini Tower Celeron
OptiPlex GX270 Small Desktop - P4
OptiPlex GX620 Mini Tower P4 521
ORION DELTA DATA LOGGER (SOLARTRON)
PATH TEST HEAD - A530-AL TEST SYSTEM
PC licences for MATLAB, Simulink, Communications B
PCI 2.2 COMPLIANCE TEST CARD
PJ311 OPTICAL COMPARATOR
PLL FAMILY BOARD
Plymouth Small Servers # 2
Plymouth Small Servers #3
PM6654/011 TIMER COUNTER 120MZ
PM6681/016 TIMER/COUNTER 300MHZ/50PS
PM9625 4.5GHz OPTION FOR PM6681/016 TIMER/COUNTER
POWER BUSS/MONITORING SYSTEM FOR 85/85 HERAEUS CHA
POWER SUPPLY TCR80S13-2

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PPMC8260 DEVELOPMENT BOARD
QUISCENT CURRENT CHECKER (TEST STATION) DUAL VOLTA
READING FREQUENCY METER
Refurbished Autoclave for Environmental Stress
RONEO CHALLENGER TAMBOUR DOOR STORAGE CUPBOARDS
SBC 8260 H PROCESSOR CARD & BSP
SBC 860 H PROCESSOR CARD & BSP
SCORPIO DATALOGGER 3535D
SEHO 4036 / 1.7 Convection Reflow oven
SHOCK TEST MACHINE
SIGNODE STRAPPING M/C KRT SE200
Small European Sites Disk Upgrades
SMHU 4.3 GHZ SIGNAL GENERATOR
SMHU 4.3 GHZ SIGNAL GENERATOR (EX DEMO)
SMHU 52 SIGNAL GENERATOR
SMHU 58 WIDE BAND SIGNAL GENERATOR
SPARC 10 MODEL 40 (16in MONITOR) S10FX1-40-32-P46
SPARC 10/30 WORKSTATION
SPARC 20 (20in MONITOR) S20TX1-50-32-P46 (PSUPW73)
SPARC 20 (20in MONITOR) S20TX1-50-32-P46 (PSUPW75)
SPARC 20 SERVER S205-50-32-P69
SPARC 20/50 S20TXI-50-32-P46
SPARCCLASSIC 4/15 EC-32-P44
SPARCSERVER 10 MODEL 41 S10S-41-32-P43
SPARCSTATION 10 (16in MONITOR) S10FGX-40-32-P46
SPARCSTATION 10 MODEL 30
SPARCSTATION 2 4/75 + 16MB MEMORY EXP.& SCSI DISK
SPARCSTATION 2 4/75 + 16MB MEMORY EXPANSION
SPARCSTATION 2 4/75GX-32-P43
SPARCSTATION 4/65FGX 8MB
SPARES FOR A370 TEST SYSTEM
Spirent - AX4000 network traffic generator/analyse
SPM19 SELECT LEVEL METER
SSOP KIT MT8704IHF K-R
STORAGE UNITS (9)
STORAGE UNITS (ex 3B2 BLDG.)
STORAGEWORKS CHASSIS INC. 2 2.1GB DISK DRIVES
STORAGEWORKS CHASSIS INC. 4.3GB & 2.1GB DISKS
STULZ CCU 300 W AIR CONDITIONING UNIT
SUMMIT CHAIRS
Sun Blade 1500 workstation for Roborough
SUN BLADE 2000 DESKTOP WORKSTATION
Sun Fire V20z,Red Hat Enterprise Linux 3 AMD 64
SUN MODEL 2200 WORKSTATION
SUN ULTRA 1 MODEL 170E BASE UNIT
SUN ULTRA 1 MODEL 170E INC.20in COLOUR MONITOR
SUN ULTRA 10 WORKSTATION
SUN ULTRA 10 WORKSTATION (INC. 19in MONITOR)
SUN ULTRA 10 WORKSTATION INC. 21in MONITOR
SUN ULTRA 140 WORKSTATION (SV ASSET No. #6404)
SUPPORT STEELWORK (AIR CONDITIONING - TEST AREA)
SYNTHESIZED SIGNAL GENERATOR 100KHZ - 4.32GHZ
SYNTHESIZED SIGNAL GENERATOR 100KHZ TO 4.32GHZ

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TDS540 OSCILLOSCOPE
TEK 2465A OSCILLOSCOPE
TEK 2465B OSCILLOSCOPE 400MHZ
TEK 492BP SPECTRUM ANALYSER
TEK P6245 ACTIVE PROBE 1.5GHZ
TEMP. HUMIDITY BIAS SYSTEM
TEMP. HUMIDITY BIAS SYSTEM (REFURBISHED)
TERADYNE A312 TEST SYSTEM
TESEC 8510-TH SO PACKAGE HANDLER
TEST OFFICE ACCOMODATION
THERMOSPOT TP27D SYSTEM
TORNADO SOFTWARE (STANDARD/PROFESSIONAL)
TSD MAX DIRECT SERVER
TSK UF200 PROBER #1
TSK UF200 PROBER #2
TSK UF200 PROBER #3
TUS RANGE 25mm BEAM DESKING (GREY LAMINATE)
ULTRASPARC 30 MODEL 250
Upgrade to CAT 2 Teradyne Catalyst Tester
VAXSTATION 3100
VAXSTATION 3100 8MB PV41A-BA
VAXSTATION 4000 MOD 60 DH-PV61B-AA
VX4730 12 CHANNEL DAC
VXWORKS OEM SOFTWARE LICENCES (2)
WAFER MANIPULATOR/SORTER + OCR
WAVETEK 2002B SWEEP GENERATOR
WORKSTATION FURNITURE
WORKSTATION FURNITURE (ex 3B2 BLDG.)
ZOOM MASTER 65 STEREO ZOOM MICROSCOPE
ZPV VECTOR ANALYSER
Office Furniture
Stationary

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                                   SCHEDULE 3

                 Business and Licensed In Intellectual Property

Note: this schedule has been omitted as its disclosure would be seriously prejudicial to the interests of Zarlink Semiconductor Inc. The schedule includes a list of intellectual property rights owned by Zarlink Semiconductor Limited and a list of intellectual property rights owned by or licensed to Zarlink Semiconductor Limited or certain of its affiliates in the process technologies, licensed in patents and sub-licensed in patents.

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                                   SCHEDULE 4

                    Contracts and Retained Software Licences

Note: this schedule has been omitted as its disclosure would be seriously prejudicial to the interests of Zarlink Semiconductor Inc. The schedule includes a list and brief particulars of contracts relating to the analog foundry services business carried on by Zarlink Semiconductor Limited and certain of its affiliates are a party and pursuant to which Zarlink Semiconductor Limited and certain of its affiliates are licensed to use certain software for the purposes of their business where such software is also required for the purposes of carrying on the analog foundry services business carried on by Zarlink Semiconductor Limited.

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                                   SCHEDULE 5

                               The Excluded Assets

The  following  assets  are  excluded  from  the sale and  purchase  under  this
Agreement:

1. cash-in-hand held as at the Transfer Date and at bank (whether as current or deposit account) relating to the Business including uncleared cheques received by the Vendor at the Transfer Date;

2.    the Debts;

3. any contracts, agreements or arrangements to which the Vendor or any other member of the Vendor's Group is a party other than the Contracts (including, for the avoidance of doubt, the Retained Software Licences save to the extent specifically provided in this Agreement);

4. all Intellectual Property Rights (including Product Rights) other than the Business Intellectual Property Rights;

5. amounts recoverable in respect of United Kingdom corporation tax relating to the Business attributable to periods ended, or transactions occurring, on or before Completion; and

6. all Plant and Equipment situated as at Completion in the part of the Property to be licensed to the Vendor under the Lease to Occupy following Completion (which, for identification, is marked in red on the plan contained in the schedule to that licence), all material items being listed in Part 3 of Schedule 2.

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                                   SCHEDULE 6

                                  The Employees

Note: this schedule has been omitted as its disclosure would violate confidentiality provisions. The schedule includes a list of employees, their date of birth, their date of commencement of employment and the type of employment contract.

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                                   SCHEDULE 7

                                 The Warranties

1.    Schedules

      The information contained in Part 1 of Schedule 4 and in Schedule 6 is accurate in all material respects.

2.    Validity of the Transaction Documents

      2.1 Each of the Vendor, the Zarlink Guarantor and any other member of the Vendor's Group has full power and authority to enter into and perform such of the Transaction Documents and all ancillary documents to which it is a party.

      2.2 The signature, execution and performance of each of the Transaction Documents and all documents ancillary to them by the Vendor have been duly authorised by all necessary acts of the Vendor and its board of directors.

      2.3 The signature, execution and performance of each of the Transaction Documents and all documents ancillary to them to which a member of the Vendor's Group is a party by that member have been duly authorised by all necessary acts of that member and its board of directors.

      2.4 The Transaction Documents to which a member of the Vendor's Group is a party, constitute (or shall when executed constitute) valid and binding obligations on the Vendor and the relevant member of the
            Vendor's Group and are enforceable in accordance with their respective terms.

      2.5 The documents annexed to the Disclosure Letter are true and complete copies of the originals.

      2.6 Neither the Vendor not any member of the Vendor's Group requires the consent, approval or authority of any other person to enter into or perform their respective obligations under the Transaction Documents or any documents ancillary to any of them. The entry by the Vendor or any member of the Vendor's Group into and performance of the Transaction Documents or any documents ancillary to any of them will not constitute any breach of or default under any contractual, governmental or public obligation binding on them.

3.    Management Accounts and Records

      3.1 The Management Accounts have been prepared in accordance with the disclosed accounting policies of the Vendor and on a consistent basis with the previous monthly management accounts of the Vendor.

      3.2 The accounting and other Records of the Business are accurate and up to date.

4.    Unencumbered title

      4.1   All of the Business Assets:

                  (a) are in the legal and beneficial ownership of the Vendor, free from any third party right and from any Contractual Arrangement to grant the same; and

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                  (b)   in the case of  tangible  assets,  are  situated  at the
                        Property and are all the tangible assets used in the Business as it is carried on as at the Transfer Date.

5.    Plant, Equipment and Work in Progress

      5.1 The Plant and Equipment listed in Part 1 of Schedule 2 is in a safe state of repair and condition and satisfactory working order given its age and has been maintained and serviced to a reasonable standard and in accordance with safety regulations.

      5.2 The Vendor's records showing the work in progress of the Business as at the 25 February 2008 have been Disclosed and are materially accurate as of that date.

6.    Property

      6.1 The particulars of the Property shown in Schedule 1 (including the class of title and title number) are true, complete and correct. The use of the Property for the purpose stated in Schedule 1 corresponds to the use to which it is in fact put.

      6.2 The Vendor is in occupation of the whole of the Property for the purpose of the Business and no other person is in occupation of the whole or any part of the Property.

      6.3 The replies given by the Vendor's Solicitors to the Purchaser's Solicitors' written enquiries concerning the Property are true and accurate in all material respects.

      6.4 Neither the Vendor nor a relevant associate (within the meaning of paragraph 3 Schedule 10 VATA) of the Vendor has made an election to waive exemption under paragraph 2 of Schedule 10 VATA in respect of the Property.

7.    Environmental/Health and Safety (EHS) Matters

      7.1   Environmental definitions

            7.1.1 For the  purposes of this  paragraph  7, the  following  terms shall have the meanings ascribed to them below:

      "EHS Permits"                means  any  permit,  licence,  authorisation,
                                   consent or other approval obtained or which ought to have been obtained pursuant to any EHS Laws in the 10 year period ending on Completion by the Vendor in relation to the Business; and

      "EHS Matters"                means   any  of   the   following   (1)   any
                                   generation,   deposit,  keeping,   treatment,
                                   transportation,   transmission,  handling  or
                                   manufacture of any Hazardous Substances;  (2)
                                   damage   to   property,   nuisances,   noise,
                                   defective  premises  or health  and safety at
                                   work or elsewhere;  (3) the carrying out of a
                                   development  (as  defined  in  the  Town  and
                                   Country Planning act 1990, s.55(1));  and (4)
                                   the pollution,  conservation or protection of
                                   the  Environment  whether  relating to man or
                                   any  living   organisms   supported   by  the
                                   Environment or any other matter whatsoever affecting the Environment or any part of it.

      7.2   EHS Permits

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            7.2.1 The Vendor has lawfully  obtained  all EHS  Permits.  Each EHS
                  Permit is in full force and effect and the Vendor complies and has complied at all times and in all material respects with each EHS Permit.

            7.2.2 True  copies  of  all  EHS  Permits  obtained  by  the  Vendor
                  (including any variation notices applicable thereto) are attached to the Disclosure Letter.

            7.2.3 The Vendor has not received any  communication  in any form in respect of any EHS Permit varying, modifying, revoking, suspending or cancelling the same or indicating an intention or threatening so to dol.

      7.3   Compliance with EHS Law

            7.3.1 In relation to the  carrying on by the Vendor of the  Business and the state and use of the Property:

                        (i) so far as the Vendor is aware, the Vendor and its officers, agents and employees comply and have at all times complied with EHS Law in all material respects;

                        (ii) the Vendor has not received any communication in any form from any relevant authority from which it appears that it may be or is alleged to be in material breach of EHS Law, or failure to comply with which could constitute a material breach of EHS Law, or compliance with which could be secured by further proceedings. The Vendor is not aware of any intention on the part of any such authority to give such communication.

      7.4   Liability

            7.4.1 In relation to the  carrying on by the Vendor of the  Business and the state and use of the Property:

                        (i) so far as the Vendor is aware, there are no facts or circumstances which may give rise to any material actual or potential liability (whether civil or criminal) on the part of the Vendor in relation to EHS Matters;

                        (ii)  the  Vendor  has  not   received   any  notice  or
                              intimation of any complaint or claim from any person in respect of EHS Matters;

                        (iii) the Vendor is not and has not been  engaged in any
                              action, litigation, arbitration or dispute resolution proceedings and is not subject to any investigation under EHS Law or otherwise in relation to EHS Matters and the Vendor is not aware of any such matters pending or being threatened or of any circumstances or facts likely to give rise to any such matters.

8.    Intellectual Property Rights

      8.1 The processes and patents listed in Schedule 3 are all the processes and patents used in the Business as it is carried on as at Completion.

      8.2 The Business Intellectual Property is legally and beneficially owned by the Vendor free from any liens, security interests of other encumbrances. The Business

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            Intellectual  Property  and the  Licensed In  Intellectual  Property
            together comprise all the Intellectual Property used in the Business as it is carried on at the Transfer Date.

      8.3 All Business Intellectual Property which is registered or the subject of application for registration is listed and briefly described in Schedule 3 and all unregistered trade marks forming part of the Business Intellectual Property are listed and briefly described in Schedule 3.

      8.4 So far as the Vendor is aware, there is, and has been, no infringement of or dispute as to the ownership or validity of any of the Business Intellectual Property and none is pending or threatened.

      8.5 Complete and accurate copies of all written licences, sub-licences and other agreements whereby the Vendor is licensed or otherwise authorised to use the Intellectual Property Rights of Know How of a third party in relation to the Business or whereby the Vendor licences or otherwise authorises a third party to use Business Intellectual Property or Business Know How and which, in any such case, are material to the Business, are attached to the Disclosure Letter. All of them are in full force and effect, no notice has been given to terminate them and the obligations of all parties under them have been complied with in all material respects and no disputes have arisen in respect of them.

9.    Software

      Full details of all Software held by the Vendor and which is material in relation to the Business and used in the Business in which the Intellectual Property Rights are owned by a third party are set out in the Disclosure Letter. Copies of all licences, escrow agreements and development agreements in respect of such Software are attached to the Disclosure Letter. The licences of such Software are complied with in all material respects in the operation of the Business.

10.   Remuneration and employees

      10.1 The Employees comprise all the persons employed or engaged by the Vendor in relation to the Business at the date of this Agreement.

      10.2 Full particulars of the identities, dates of commencement of employment (or appointment to office), dates of birth, terms and conditions of employment and remuneration, benefits and emoluments (including any loan arrangement, bonus, commission, profit sharing, share and other incentive schemes) and collective or workforce agreements of all the Employees are set out in the Disclosure Letter.

      10.3 There are no amounts owing to any present or former officers, workers or employees of the Vendor in relation to the Business, other than remuneration accrued (but not yet due for payment) in respect of the calendar month in which this Agreement is executed or for reimbursement of business expenses incurred during such month, and none of them is entitled to accrued but unpaid holiday pay or accrued but untaken holiday leave in respect of the current or previous holiday year of the Business.

      10.4 All contracts of employment between the Vendor and the Employees are terminable by the Vendor by giving the applicable minimum period of notice specified in section 86 Employment Rights Act 1996, and the Vendor is not obliged to make any payment as a consequence of the termination of any such contract.

      10.5  The Vendor has not:

            10.5.1 employed  or engaged  nor made any offers to employ or engage any person in the Business:

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                        (i)   since the Accounting Date; or

                        (ii) where such employment or engagement will take effect after the date of this Agreement; or

            10.5.2 given or  received  notice to  terminate  the  employment  or engagement of any person employed or engaged in the Business and no person has ceased to be employed or engaged in the Business;

                        (i) since the Accounting  Date; or

                        (ii) where such notice has not yet expired; or

           10.5.3 made, agreed or proposed or is party to any contractual arrangement to make any change of terms and conditions of employment or engagement of any of the Employees:

                        (i)   since the Accounting Date; or

                        (ii) where such change of terms and conditions has not yet taken effect.

      10.6 There is no person previously employed or engaged by the Vendor in the Business who now has or may have a statutory or contractual right to return to work or to be re-instated or re-engaged by the Vendor in the Business.

      10.7 Full details of all Employees who have been absent from work for more than four weeks (whether on maternity leave, unpaid leave, long-term sickness, secondment, authorised annual leave or otherwise) in the 12 month period ending on the date of this Agreement are contained in the Disclosure Letter.

      10.8 The Vendor has not recognised, and has not done any act which might be construed as recognition of, a trade union in relation to the Business or any part of it and the Vendor is not party to any agreement or understanding with any trade union or organisation of employees or workers in relation to the Business or any part of it nor are any steps being taken by any of the Employees to ensure trade union recognition.

      10.9 The Vendor is not involved, and has not during the 12 months prior to the date of this Agreement been involved, in any strike, lock-out, industrial or trade dispute or any negotiations with any trade union or body of employees or workers in connection with the Business.

      10.10 There are no homeworking, part-time, job share, flexitime or flexible working arrangements or early retirement schemes applicable to any of the Employees. There are no schemes or programmes for the employment or training or inward or outward secondment of workers by the Vendor in relation to the Business other than under its full control.

      10.11 The Vendor does not operate or intend to operate and has not operated any short time working scheme or arrangement or any redundancy or redeployment scheme or arrangement in relation to the Business, whether formal or informal, contractual or non-contractual, which provides for payments greater than those required by statute or for notice periods greater than those set out in contracts of employment or engagement.

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      10.12 The Vendor does not use the services of outworkers,  agency or other self-employed persons, contracted labour or agents in the Business.

      10.13 The Vendor has, in relation to all present and former employees and workers, complied with all statutes, regulations, orders and codes of conduct relating to employment and relations with employees and trade unions and has maintained adequate and suitable records, whether or not required to do so by law, regarding the service of each of its employees and has complied with all agreements for the time being having effect as regards such relations or the conditions of service of its employees (whether collectively or individually).

      10.14 None of the Employees are subject to any disciplinary action or are engaged in any grievance procedure and there is no matter or fact which can be reasonably foreseen as likely to give rise to the same.

11.   Pension

      11.1 Full details of the Vendor's Scheme are set out in the Disclosure Letter, including copies of all documentation governing the Vendor's Scheme and of any announcements and explanatory booklets relating to it and a complete, accurate and up-to-date list of all Employees who are members of the Vendor's Scheme.

      11.2 Other than in relation to the Vendor's Scheme, there is not in existence, and no proposal has been announced to establish, any retirement, death or disability benefit scheme or obligation to present or former officers or employees or their dependents pursuant to which the Vendor is or may become liable to make payments. No proposal or announcement has been made to any Employee about the introduction, continuance, increase or improvement of, or payment of a contribution towards any other pension, lump sum, death, ill-health, disability or accident benefit.

      11.3 The Vendor is not under any legal or moral obligation or ex-gratia arrangement to pay pensions, gratuities, superannuation allowances or the like to present or former officers or employees or their dependents.

      11.4 No claims or complaints have been made or are pending or, so far as the Vendor is aware, threatened in relation to the Vendor's Scheme or in respect of the provision of (or failure to provide) pension, lump sum, death or ill-health benefits by the Vendor in relation to any of the Employees.

12.   Material contracts

      12.1  None of the Contracts:

            12.1.1 involves    agency,    distributorship,     franchising    or
                   manufacturing rights;

            12.1.2 involves  partnership,  joint venture,  consortium or similar arrangements;

            12.1.3 involves  hire  purchase,   conditional  sale,  credit  sale,
                   leasing, hiring or similar arrangements;

            12.1.4 commits  the  Business  to capital  expenditure  in excess of
                   (euro)100,000;

            12.1.5 is  of a  long  term  nature,  being  incapable  of  complete performance in accordance with its terms within 12 months after the date on which it was entered into;

            12.1.6 involves or is likely to involve an  aggregate  consideration payable by or to the Business in excess of (euro)250,000; or

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            12.1.7 is not on arm's length terms.

      12.2 No threat or claim of default under any Contract or Contractual Arrangement to which the Vendor is a party relating to the Business or the Business Assets has been made and is outstanding against the Vendor and, so far as the Vendor is aware, there is no fact or circumstance existing whereby any Contract or Contractual Arrangement may be terminated or rescinded by any other party as a result of anything done or omitted or permitted to be done by the Vendor.

      12.3 No material customer of the Business has given to the Vendor any indication that it intends to cease to deal with the Business or to reduce materially the existing level of such dealings as a result of the change in ownership of the Business that will take place on Completion pursuant to the transaction contemplated by this Agreement.

13.   General legal compliance

      13.1 There are attached to the Disclosure Letter copies of all necessary licences, consents permits and authorities which are necessary for the conduct of the Business as now carried on and all of them are valid and subsisting and have been complied with in all material respects and the Vendor is not aware of any reason why any of them should be suspended or cancelled.

      13.2 The Vendor has conducted the Business in all material respects in accordance with all applicable laws and regulations of the United Kingdom.

14.   Fair trading

      14.1 No agreement, transaction, practice or arrangement carried on or proposed to be carried on by the Vendor in respect of the Business (or by any person for whose acts or defaults the Vendor may contractually or vicariously liable), whether unilaterally or with others:

            14.1.1 has been the subject of an enquiry, investigation, reference, request for information, notification, report or proceeding under the Competition Act 1998, the Enterprise Act 2002, Articles 81 to 83 of the Treaty establishing the European Union or any other competition, anti-restrictive trade practice, anti-trust or consumer protection law or legislation;

            14.1.2 contravenes  the  provisions of the Trade  Descriptions  Acts
                   1968 and 1972.

      14.2 The Vendor is not aware of any undertaking or assurance being given to, or order made by, any court, person or body in relation to the Business under any of the legislation referred to in paragraph 14.1.

      14.3 The Business has not been the subject of any complaint, investigation or prosecution by any trading standards officer or other consumer protection authority and the Vendor is not aware of any circumstance likely to give rise to the same.

15.   Litigation

      15.1 Neither the Vendor nor any person for whose acts or defaults the Vendor may be liable, is involved in any civil, criminal, tribunal, arbitration or any other proceedings which relate to the Business and the Vendor is not aware of any such proceedings being pending or threatened or of any facts likely to give rise to any such proceedings.

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      15.2  There is no unsatisfied  judgment or unfulfilled  order  outstanding against the Vendor in relation to the Business and the Vendor is not party to any undertaking or assurance given to a court, tribunal or any other person in connection with the determination or settlement of any claim or proceedings.

16.   Insolvency

      No petition has been presented, no order has been made and no resolution has been passed for the winding up of the Vendor, no administrative receiver, receiver and/or manager has been appointed of the whole or any part of the property of the Vendor, no administration order has been made appointing an administrator in respect of the Vendor, no petition has been presented for an administration order in respect of the Vendor and there are no facts known to the Vendor which could give rise to any of the events or circumstances referred to in this paragraph 16.

17.   Taxation and grants

      17.1 All documents in the possession of or under the control of the Vendor or to the production of which the Vendor is entitled which are necessary to establish the title of the Vendor to any of the Business Assets and which attract stamp duty in the UK or elsewhere have been properly stamped and no such documents which are outside the UK would attract stamp duty if they were brought into the UK.

      17.2 The Inland Revenue, HM Revenue & Customs or any other fiscal or other regulatory authority have not conducted any investigation into the Business (or any part of it) and neither the Vendor nor its agents has received any written notification that any such investigation is pending or threatened. At the date of this Agreement no dispute exists between the Vendor and any such authority in relation to the Business nor, so far as the Vendor is aware, are there are circumstances in existence which may give rise to such a dispute.

18.   VAT

      The Vendor is a registered person for the purposes of the VATA.

19.   Guarantee

      There is not now outstanding in respect of the Business any guarantee or agreement for indemnity or for suretyship given by or for the accommodation of the Business otherwise than by the Vendor and all such guarantees or agreements have been disclosed in the Disclosure Letter.

20.   Insurance Claim for Flooding

      All material facts of which the Vendor is aware relating to the prospects of recovery in relation to the equipment which is subject to the insurance claim referred to in clause 15.1 and listed in part 2 of Schedule 2 have been Disclosed.

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                                   SCHEDULE 8
                             Environmental Indemnity

1.    INTERPRETATION

      1.1   The definitions in this paragraph apply in this Schedule 8.

      "Demand" means any action, award, claim or other legal recourse, complaint, cost, debt, demand, expense, fine, liability, loss, outgoing, penalty or proceeding;

      "Environmental                    Disclosure"    means   the   disclosure,
                                        notification or reporting of information in relation to any Soil or Groundwater
                                        Contamination by or on behalf of the Purchaser to any Environmental Authority or Third Party other than:

                                        (a)  between  the   Purchaser   and  its
                                        professional advisers; or

                                        (b)  with  the  prior  agreement  of the
                                        Vendor;

      "Emergency"                       means any sudden and catastrophic  event
                                        after the  Transfer  Date which would be
                                        likely to result in significant  Soil or
                                        Groundwater    Contamination    or    in
                                        significant   Environmental  Loss  or  a
                                        significant      increase     in     any
                                        Environmental Loss;

      "Environmental Authority"         means   any    governmental   or   other
                                        authority having  jurisdiction under any
                                        Environmental    Laws    for   Soil   or
                                        Groundwater Contamination;

      "Environmental Claim"             means a claim made  under the  indemnity
                                        contained   in   paragraph   2  of  this
                                        Schedule 8;

      "Environmental Laws"              means  all  applicable  laws,  statutes,
                                        regulations,    secondary   legislation,
                                        bye-laws,    common   law,   directives,
                                        treaties and other measures, judgments and decisions of any court or tribunal, codes of practice and guidance notes which are legally binding and in force as at the date of this agreement in so far as they relate to or apply to the Environment, including Part IIA of the Environmental Protection Act 1990 and any regulations and guidance made or issued thereunder;

      "Environmental Loss"              means any Demand which  arises  directly
                                        from    any    Soil    or    Groundwater
                                        Contamination  under  Environmental Laws
                                        (excluding any Demand to the extent that
                                        relates   to   any    interruption    or
                                        disruption to the business carried on by
                                        the Purchaser after the Transfer Date or
                                        any   other   losses    incidental    or
                                        consequential  to  Soil  or  Groundwater
                                        Contamination) of which the Vendor had knowledge prior to Completion;

      "Environmental Proceedings"       means  any   lawful   criminal,   civil,
                                        judicial, administrative or regulatory proceedings, action, suit or claim of any Environmental Authority or Third
                                        Party or any Environmental Requirement of any Environmental Authority or Third
                                        Party in relation to Soil or Groundwater
                                        Contamination at the Property;

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      "Environmental Requirement"       means a notice, judgment, order or other
                                        requirement which is lawful;

      "Investigative Works"             means    inspections,    investigations,
                                        assessments,    audits,    sampling   or
                                        monitoring;

      "Remedial Works"                  means  any  works   undertaken  for  the
                                        purpose   of    preventing,    removing,
                                        remedying,    cleaning   up,    abating,
                                        containing or ameliorating any Soil or Groundwater Contamination;

      "Soil or Groundwater              means any contamination:
      Contamination"

                                        (a) in soil or groundwater at or under the Property at the Transfer Date; or

                                        (b) in any other soil or groundwater at the Transfer Date and resulting from migration from the Property;

      "Third Party"                     means   a   person    other    than   an
                                        Environmental Authority, the Purchaser, the Guarantor or any person connected with the Purchaser or the Guarantor; and

      "Trigger Condition"               means:

                                        (a) an Environmental Requirement issued by any Environmental Authority under Environmental Law against the Purchaser in relation to any Soil or Groundwater Contamination; or

                                        (b)   an    Environmental    Requirement
                                        obtained by or for a Third Party under Environmental Law against the Purchaser in relation to any Soil or Groundwater Contamination.

      1.2 Unless the contrary intention appears, words and expressions defined in this Agreement have the same meaning in this Schedule 8 and any provisions in this Agreement concerning matters of construction or interpretation also apply in this Schedule 8.

      1.3   Where there is any  inconsistency  between this  paragraph 1 or this
            Schedule 8 and any other provision of this Agreement, in so far as the inconsistency relates to an Environmental Loss, the provisions of this Schedule 8 shall prevail.

      1.4 For the purposes of the definition of Environmental Loss, the knowledge of the Vendor shall be the actual knowledge of each of Ian Cooper, John Gane, Mike LeGoff, Christopher Lindsey, Scott Milligan, Kevin Ball, James Ryan, Chris Joliffe and David McQueen and shall further be deemed to include knowledge of any information which is disclosed in the any files, records or documents containing information relating to the Business, the Business Assets or the Employees (in whatever form stored).

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2.    INDEMNITY

      Subject to the following provisions of this Schedule 8, the Vendor undertakes to indemnify the Purchaser and to hold it harmless for itself on an after tax basis against any and all Environmental Losses actually incurred or sustained by the Purchaser.

3.    LIMITATIONS ON ENVIRONMENTAL CLAIMS

      3.1 The Purchaser cannot make an Environmental Claim unless a Trigger Condition has occurred in relation to the Soil or Groundwater Contamination in respect of which that Environmental Claim is made.

      3.2 Except to the extent that any Environmental Claim arises by reason of any fraud or dishonest, reckless or wilful misstatement or omission by or on behalf of the Vendor, the liability of the Vendor in respect of any Environmental Claim will be limited as follows:

                  (a) the Vendor shall not be liable under paragraph 2 for any Environmental Loss incurred or sustained in relation to the Property unless the Purchaser has given the Vendor notice of the Environmental Claim in accordance with paragraph 5.2 of this Schedule 8 and the relevant Trigger Condition has occurred before the fourth anniversary of the Transfer Date; and

                  (b) the aggregate liability of the Vendor in respect of all Environmental Claims will be limited to (euro)2,500,000.

      3.3 The Vendor shall not be liable under paragraph 2 to the extent that any Environmental Loss arises out of steps taken by the Purchaser which go beyond the minimum that is reasonably necessary to meet the Environmental Requirement obtained by a Third Party or issued by an Environmental Authority to prevent, remove, remedy, clean up, abate, contain, ameliorate or compensate for the Soil or Groundwater Contamination.

      3.4 If the Environmental Claim arises in respect of the use or proposed use of any Property for a purpose other than that for which it is used at the Transfer Date, the Vendor shall not be liable under paragraph 2 for that proportion of the Environmental Loss which exceeds that which would have been suffered or sustained by the Purchaser had the Property in question continued to be used for the purpose for which it was used at the Transfer Date.

      3.5 The Vendor shall not be liable under paragraph 2 of this Schedule 8 to the extent that any Environmental Loss would not have arisen but for, results from or is increased by, any act or omission of any person (other than the Vendor) taking place after the Transfer Date.

      3.6 The Vendor shall not be liable under paragraph 2 of this Schedule 8 to the extent that any Environmental Loss would not have arisen but for, results from or is increased by, any Environmental Disclosure made by or on behalf of the Purchaser, except where such Environmental Disclosure is the minimum legally required to be made pursuant to a mandatory order made by an Environmental Authority acting lawfully or by order of a court of law.

      3.7 The Vendor shall not be liable under paragraph 2 of this Schedule 8 to the extent that any Environmental Loss would not have arisen but for, results from or is increased by, any change in Environmental Laws after the Transfer Date.

4.    DUTY TO MITIGATE

      Where any Soil or Groundwater Contamination is or is anticipated to be the subject of an Environmental Claim or may result in a Demand to the Vendor in relation to Soil or Groundwater Contamination under Environmental Law, the Purchaser shall use its reasonable

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      endeavours  to avoid in whole or in part and to minimise the  liability of the Vendor in respect thereof. For the avoidance of doubt, complying with such obligation shall not be a pre-condition to the Vendor's liability under this Schedule 8.

5.    CONDUCT OF ENVIRONMENTAL CLAIMS

      5.1 As soon as reasonably practicable after becoming aware of any Soil or Groundwater Contamination which is likely to give rise to any Environmental Claim, the Purchaser shall give written notice of that fact to the Vendor.

      5.2 If the Purchaser wishes to make an Environmental Claim in respect of any Soil or Groundwater Contamination, it shall notify the Vendor in writing and in sufficient detail to enable the Vendor to understand the grounds upon which the Environmental Claim is based.

      5.3 The Purchaser shall have conduct of any Environmental Proceedings or of any works (including Investigative Works or Remedial Works) relating to any Soil or Groundwater Contamination which is or is anticipated to be the subject of an Environmental Claim.

5.4 Subject to paragraph 5.5, in conducting any Environmental Proceedings or works pursuant to paragraph 5.3, the Purchaser shall ensure that (subject to appropriate arrangements to maintain confidentiality and privilege):

            (a) a reasonably detailed description of proposed works is provided to the Vendor prior to commencement;

            (b) reasonably frequent and detailed reports are provided to the Vendor regarding the progress of any Environmental Proceedings or works;

            (c) copies of all material correspondence and documents passing between the parties to such Environmental Proceedings or in relation to such works are provided to the Vendor;

            (d) reasonable instructions and requests of the Vendor in relation to such Environmental Proceedings and any works are complied with;

            (e) no settlement or admission (including any failure to appeal or decision not to do so) shall be agreed or made in an Environmental Proceedings without the Vendor's prior written consent, such consent not to be unreasonably withheld or delayed; and

            (f) the Vendor is allowed to attend meetings with the relevant Environmental Authority or Third Party as an observer.

      5.5 Where any works (including Investigative Works or Remedial Works) are required urgently in order to prevent or ameliorate the effects of an Emergency, the Purchaser shall comply with the provisions of paragraph 5.4 to the maximum extent possible, and to the extent that it is unable to do so as a result of the said Emergency, it shall notify the Vendor as soon as is reasonably practicable after the occurrence of the Emergency of the measures that have been taken and any contact with any Environmental Authority or Third Party.

      5.6 The Vendor shall give to the Purchaser, and shall procure that each member of the Vendor's Group shall give to the Purchaser, all reasonable information and access to personnel, premises, chattels, documents and records as the Purchaser reasonably requests for the conduct of any such Environmental Proceedings or works.

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      5.7   Nothing  in  this  paragraph  5 or in any  other  provision  of this
            Schedule 8 shall require either party to provide any materials in breach of any confidentiality obligation or in respect of which legal privilege could be claimed. Both parties shall treat any information provided by the other party pursuant to this paragraph 5 as confidential.

      5.8 Except in relation to paragraph 5.2, any failure on the part of the Purchaser to comply with the terms of this paragraph 5 will not prejudice the rights of the Purchaser in relation to any Environmental Claim except to the extent that such failure prejudices the Vendor.

6.    DISPUTE RESOLUTION

      6.1 Where the Purchaser and the Vendor fail to agree upon any matter (other than a matter of law) relating to the application of this
            Schedule 8, they shall jointly instruct an independent consultant with relevant experience to act as an expert (the "Expert") to determine that matter.

      6.2 The Expert shall have at least five years' experience relevant to the matter being referred to him and neither the Expert nor any firm with which the Expert is associated shall have been retained by either party for at least five years prior to the Expert's appointment.

      6.3 If the Purchaser and the Vendor cannot agree upon the appointment of an Expert, either of them may apply to the Chief Executive for the time being of the Institute of Environmental Management and Assessment to select an Expert.

      6.4 The terms of appointment of the Expert will include a provision that neither party will engage the Expert or any firm with which he is associated for two years after his appointment without the written consent of the other party.

      6.5 The Purchaser and the Vendor shall each provide the Expert with copies of all relevant data, reports, advice, statements, opinions, correspondence and other relevant documentation and the Expert shall be entitled to carry out or commission such other investigations or reports as the Expert shall consider necessary.

      6.6 The determination of the Expert shall be final and binding on the parties save in the case of manifest error.

      6.7   The costs of the Expert shall be within his determination.

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Zarlink Semiconductor Limited                                     Beachcroft LLP

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                                   SCHEDULE 9

Note: reference to individual employee names has been omitted from schedule 9 as such disclosure would violate confidentiality provisions.

                            Part 1 - Motor Vehicles

--------------------------------------------------------------------------------
Driver    Description                                 Registration    Original
                                                      Number          Expiry
--------------------------------------------------------------------------------
          Audi A4 Diesel Saloon 1.9 Tdi Tdv Se 4d     DA06 HVD        08/04/2009

--------------------------------------------------------------------------------
          Volvo S60 Diesel Saloon D5 Se 4dr [185]     FV06 FLJ        13/06/2009

--------------------------------------------------------------------------------
          Volkswagen Jetta 2.0 Se Tdi Pd 4dr Dsg      LR06 OAG        04/10/2009

--------------------------------------------------------------------------------
          Volkswagen Passat Estate 2.0 Se Tdi 5dr     LS56 JFY        12/07/2009

--------------------------------------------------------------------------------
          BMW 5 Series Saloon 523i Se 4dr Auto        RV06 TWD        13/03/2009

--------------------------------------------------------------------------------
          BMW 5 Series 4dr 520d Se                    SB07 YOG        21/05/2010

--------------------------------------------------------------------------------
          Mercedes C220 Cdi Elegance Se Sal 4dr Au    ST04 WBM        08/09/2007

--------------------------------------------------------------------------------

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Agreement                                                                Page 60

Zarlink Semiconductor Limited                                     Beachcroft LLP

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                           Part 2 - Leasing Agreements

Title                                Third Party                     Date
-----                                -----------                     ----

Master Hire Agreement Number                                         5 July 2002

CH0334

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

Zarlink Semiconductor Limited                                     Beachcroft LLP

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                                 SIGNATURE PAGE

EXECUTED as a Deed on the date set out at the head of this Deed.

EXECUTED AS A DEED by Zarlink Semiconductor Limited

ACTING BY:

[Name of First Director]                                      /s/ Scott Milligan
                                                              ------------------
                                                                  (Signature)

[Name of Second Director/Secretary]                           /s/ Ian Cooper
                                                              --------------
                                                                (Signature)


EXECUTED AS A DEED by MHS Electronics UK Limited

ACTING BY: Duly authorized attorney

[Name of First Director]                                     /s/ Pierre Tauzinet
                                                             -------------------
                                                in the presence of John Williams
                                                               (Signature)

[Name of Second Director/Secretary]                           __________________
                                                                 (Signature)

EXECUTED AS A DEED by Zarlink Inc

ACTING BY:                                                    /s/ Scott Milligan
                                                              ------------------
                                                                  (Signature)


Duly authorised                                               /s/ Gary Tanner
                                                              ------------------
                                                                  (Signature)

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